Form 10-K, Exhibit 13
period 1995-07-01
SCHULT HOMES CORP
filed 1995-09-22
CIK 803349

ANNUAL REPORT 1995

WHERE HAVE WE BEEN?

HOW ARE WE DOING?

WHAT LIES AHEAD?

[PHOTOS]

[SCHULT LOGO]

SCHULT HOMES: THE COMPANY

Schult Homes Corporation is the nation's oldest and seventh-largest producer of manufactured housing. The Company focuses on meeting the housing needs of the middle and top segments of the manufactured housing market by offering premium customized homes. These products afford home owners an attractive and economical housing choice equal in workmanship, convenience and lifestyle amenities to those of site-built homes.

Schult's sales have grown at a 12.9% compound annual growth rate in the past five years. The growth is being fueled by:

- A sharp rise in the retiree and empty-nester segment of the population, the Company's primary markets.
- Emphasis on high-value, customized homes, which represent a growing proportion of industry sales.
- Expanded capacity to support increased volume.
- An upturn in the manufactured housing industry.

With 10 manufacturing facilities throughout the United States, Schult has adequate capacity to sustain significant growth rates for the next several years. The Company has two separate operating units: manufactured housing and modular housing. Schult markets its homes under the brand names Schult, Marlette and Crest.

Founded in 1934, and headquartered in Middlebury, Indiana, Schult employs approximately 2,300 people throughout the United States. More than 1,000 shareholders own Schult common shares, which trade on the American Stock Exchange under the symbol: SHC.



1995 Highlights

- Sales climbed 10.9% to a record $287.9 million.
- Named "Manufacturer of the Year" by the Manufactured Housing Institute.
- Implemented key initiatives to improve profitability.
- Increased capacity by $50 million.
- Realigned operating structure to increase efficiency.
- Launched new line of moderately-priced homes.

WHO IS SCHULT HOMES CORPORATION?

[SCHULT LOGO]

[CREST LOGO]

[MARLETTE LOGO]



TABLE OF CONTENTS


Letter to Shareholders                                                        2
-------------------------------------------------------------------------------
Questions and Answers                                                         5

-------------------------------------------------------------------------------
Management Discussion & Analysis                                             14
-------------------------------------------------------------------------------
Balance Sheets                                                               17
-------------------------------------------------------------------------------
Statements of Operations                                                     18
-------------------------------------------------------------------------------
Statements of Cash Flows                                                     19
-------------------------------------------------------------------------------
Statements of Shareholders' Equity                                           20
-------------------------------------------------------------------------------
Notes                                                                        21
-------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS

(IN $000'S, EXCEPT PER SHARE DATA, NUMBER OF EMPLOYEES, FLOOR SECTIONS AND
RATIOS)

----------------------------------------------------------------------------------------------------------------------------------
                                 FIVE-YEAR
                                  COMPOUND                                             FISCAL YEAR
                               GROWTH RATE         1995           1994           1993           1992           1991           1990
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
----------------------------------------------------------------------------------------------------------------------------------
Net sales                             12.9%   $ 287,937      $ 259,616      $ 207,822      $ 172,037      $ 162,011      $ 157,198
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                          12.4       53,947         50,284         39,351         34,737         31,636         30,059
----------------------------------------------------------------------------------------------------------------------------------
Operating income                       6.9        7,706         10,251          7,497          7,851          6,451          5,519
----------------------------------------------------------------------------------------------------------------------------------
Pre-tax income                        10.8        7,581         10,373          7,576          7,508          5,822          4,532
----------------------------------------------------------------------------------------------------------------------------------
Net income                             9.7        4,375          6,046          4,317          4,464          3,514          2,756
----------------------------------------------------------------------------------------------------------------------------------
Number of employees                   10.3        2,317          2,149          1,825          1,487          1,446          1,420
----------------------------------------------------------------------------------------------------------------------------------
Floor sections                         7.3       13,973         13,071         11,505         10,140          9,830          9,813
----------------------------------------------------------------------------------------------------------------------------------
Effective tax rate                     1.5         42.3%          41.7%          43.0%          40.5%          39.7%          39.2%
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
----------------------------------------------------------------------------------------------------------------------------------
Total assets                          11.9%   $  75,333      $  67,378      $  56,499      $  45,849      $  43,656      $  43,022
----------------------------------------------------------------------------------------------------------------------------------
Property, plant & equipment           11.2       34,235         32,204         25,039         20,052         21,118         20,178
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                       -10.2        3,695          2,390          3,385          3,927          4,575          6,320
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                  32.4       31,961         28,358         22,708         15,961         11,041          7,858
----------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
----------------------------------------------------------------------------------------------------------------------------------
Net earnings per
    common share                       6.9%   $    1.16      $    1.60      $    1.16      $    1.29      $    0.95      $    0.83
----------------------------------------------------------------------------------------------------------------------------------
Dividends paid                         N/A         0.16           0.14           0.12             --             --             --
----------------------------------------------------------------------------------------------------------------------------------
Book value                            29.2         8.53           7.53           6.04           4.62           3.32           2.37
----------------------------------------------------------------------------------------------------------------------------------
Avg shares outstanding (000's)         2.5        3,746          3,768          3,712          3,399          3,314          3,310
----------------------------------------------------------------------------------------------------------------------------------


PERFORMANCE RATIOS
----------------------------------------------------------------------------------------------------------------------------------
Gross margin                         N/A           18.7%          19.4%          18.9%          20.2%          19.5%          19.1%
----------------------------------------------------------------------------------------------------------------------------------
Operating margin                     N/A            2.7            3.9            3.6            4.6            4.0            3.5
----------------------------------------------------------------------------------------------------------------------------------
Net margin                           N/A            1.5            2.3            2.1            2.6            2.2            1.8
----------------------------------------------------------------------------------------------------------------------------------
Return on beginning
    shareholders' equity             N/A           15.4           26.6           27.0           40.4           44.7           54.2
----------------------------------------------------------------------------------------------------------------------------------


[GRAPH NET SALES]

[GRAPH NET INCOME]

[GRAPH DIVIDENDS PAID]

[GRAPH EARNINGS PER SHARE]
                                                                               1

TO OUR SHAREHOLDERS

Fiscal 1995 was another solid year of sales growth for Schult Homes. Sales increased by 10.9% to a record $287.9 million. We shipped the largest number of floor sections in Schult's history. By year-end, our manufacturing capacity had increased by $50 million and we are now able to support annual sales well in excess of $325 million. In the process, we also gained manufacturing flexibility that allows us to compete profitably over a broader spectrum of manufactured home types and price points. We completed the addition of capacity at our Plainville, Kansas plant which set a new company standard for capacity expansions. In addition, we successfully launched a new line of moderately-priced manufactured homes. In recognition of our achievements, Schult Homes was named "Manufacturer of the Year" for 1995 by the 50 State Association Board of Goveners and the Manufactured Housing Institute.

It was also a successful year from an operational standpoint. Eight of our 10 plants performed exceptionally well, as evidenced by our record shipments. We saw a resurgence of demand for both manufactured and modular homes in the Northeast, where the market had been relatively soft for some time. The market strength was reflected in the solid performance of our Pennsylvania plants. Our Western plants -- Buckeye, Arizona; Plainville, Kansas; Hermiston, Oregon and Redwood Falls, Minnesota -- performed well, benefiting from the migration of people from California to Arizona, the Pacific Northwest, Colorado and Montana. The Midwest remained a bulwark for us, as our two Middlebury, Indiana plants performed well despite increased competition in the region and intense factory wage pressure.

Our fiscal 1995 financial performance was also respectable. The $1.16 per share we earned was the third best in our history, although it represented a decline from the record results we posted in fiscal 1994. We ended the year with one of the strongest balance sheets in the industry. Debt represented only 10.4% of capitalization.

Although the company as a whole performed very well, that performance was masked by difficulties we encountered at two start-up divisions. The most significant of those difficulties was the start-up of expanded capacity at our Navasota, Texas plant where we added an entire second production line during the second half of fiscal 1994. In retrospect, we committed a major error by not recognizing the vast differences between the most recent Navasota expansion and the nine other expansion projects that we successfully brought on line over the past four years, including the previous expansion at Navasota in fiscal 1993.

                        [MANUFACTURER OF THE YEAR SYMBOL]

At Navasota, we were confident we could replicate those successes but we were simply wrong. We staffed the new production line with a supervisory team that was insufficiently prepared to handle a start-up situation. On top of this, we brought in a workforce that was entirely new and insufficiently trained. We asked them to manufacture one of the industry's most complicated product offerings. We simply pushed too hard too soon to get the plant on line. The impact of this error was evident in the decline in our margins, loss of productivity, excessive accident rates and higher warranty costs throughout the year.

We also missed the mark in the start-up of our new Etna Green, Indiana plant, although the impact of the difficulty we encountered at that location was considerably less and of a somewhat different nature. At Etna Green, we found that the mix of products we were producing required a higher level of expertise and a broader set of skills than the training we provided our employees. The effects were similar, although less significant, to those we experienced at Navasota.

Although we consider the situations at Navasota and Etna Green serious, they are both very manageable. We have taken steps to correct these situations and implemented processes to ensure they do not recur. Those steps are part of a broader program of initiatives aimed at achieving our company-wide goals over the next several years.

Our primary goal is to improve our profitability, specifically, to achieve an operating margin of 4.6% or better, which is the level we enjoyed before we began our latest expansion program. We have expanded rapidly over the past five years and we now need to make sure we can make the best possible use of these expansions.

As is often the case with growth, we have lost some efficiency as we've become a larger and more complex organization. While we view that situation as a temporary one, regaining the lost efficiency requires action. We have taken what we believe to be the appropriate actions.

The program we have undertaken to improve margins is a comprehensive one, but can be viewed as a series of initiatives that encompass all aspects of our operations. While we view the recently completed expansion program as one of those initiatives, our real focus is on those initiatives that will allow us to make optimum use of that expansion, including:

NEW OPERATIONAL STRUCTURE -- We have recognized that the dynamics of the manufactured home and modular home businesses are distinctly different. As we grow, it becomes increasingly important that we maintain a clear focus on each area. To make sure that focus is maintained, we decided to create two separate operating units, each with its own President. The manufactured housing unit is being headed by John Guequierre, formerly our Senior Vice President of Operations. The modular housing unit is headed by Bill Reasor, who has been Vice President of Marketing for our Crest Homes modular housing products.

Although we did not adopt this new structure until late in the fiscal year, we have already seen tangible results. The product development process has become more disciplined and efficient. Internal communications have improved, allowing us to make better management decisions. We have a more precise concept of the profitability of each unit and product and are therefore able to make better strategic decisions. We expect the benefits of the new structure to become increasingly evident in the coming year and beyond.

MANUFACTURING PROCESS PLANNING -- We have also embarked upon a program designed to increase our efficiency at the shop floor level in recognition that systems and methods we've used effectively in the past did not allow us to keep pace with the demands of growth. This program includes a more formalized and scientific approach to the organization to help employees be as productive as possible. It includes the implementation of critical path manufacturing, a well-proven process of completing large projects efficiently.

The overall program also involves decentralizing the drafting function. This brings the design and manufacturing processes closer together, which facilitates problem solving, communication and improves efficiency.

ENHANCED TRAINING PROGRAMS -- We are expanding our training programs, with an emphasis on first line management -- production supervisors and shop floor team leaders -- to ensure they have the skills necessary to deal with the greater variety of situations a larger organization will inevitably encounter. Through that training process, we are introducing standardized operating procedures that will give employees greater flexibility and help them function more effectively.

STANDARDIZATION OF PRODUCT COMPONENTS -- Although our focus will continue to be on homes that offer our customers the ability to customize, our program of initiatives includes refinement of our product offerings in each geographical market with a view toward use of more standard components and a reduction in the amount of variation in the production process from unit to unit. This is allowing us to standardize tasks to a greater degree and realize a higher level of efficiency.

UPGRADED MANUFACTURING SYSTEMS -- Our initiatives are not limited to the shop floor, however. We are upgrading all our internal manufacturing support systems so they will be more user-friendly. This will help us reduce the number of errors, improve our ability to identify and resolve problems before they become serious and improve our ability to coordinate various functions such as materials purchasing and scheduling.

                           [GRAPH NUMBER OF EMPLOYEES]

TOTAL QUALITY MANAGEMENT -- To ensure we have the ability to make full use of the talent and experience of all our employees, we are strengthening our participative management program by incorporating the Total Quality Management concept. This gives all employees ownership of and responsibility for maintaining the highest possible level of quality and provides the means to implement changes that will improve our collective performance company-wide.

EMPHASIS ON SAFETY -- We are placing an increased emphasis on safety. We have experienced an increase in injuries as we brought in and trained new employees. Our employees are our most valuable asset. We want them to be fully aware of the normal hazards of the workplace and the means of avoiding injuries. Realistically each injury also reduces our productivity and results in higher workers' compensation costs. Avoiding injuries can be a significant factor in improving our performance and reaching our goals.

LOWER WARRANTY COSTS -- Our fiscal 1995 results were negatively impacted by increased warranty costs. The combination of increased production of all-drywall units and more new employees last year caused some reduction in production quality and a corresponding increase in warranty costs. Our backlog of warranty work reached a high level during fiscal 1995, and we have made it a priority to reduce that level. We are accomplishing this through our product quality initiatives, which will minimize the need for warranty work in the future and through an emphasis on completing the backlog of existing work.

As we look forward to 1996 and beyond, we believe the opportunities for growth are as great as they have been at any time in our history. Schult Homes has historically focused on mid- to high-priced manufactured homes that appeal principally to the empty-nester and retiree. As we approach the turn of the century, these two groups are the fastest growing segment of the population. The proverbial "baby-boomers" born in the years immediately following World War II are now reaching fifty years of age. We are well-positioned to take full advantage of this phenomenon because our homes offer the quality and level of features these individuals have become used to over the years and require in any new home they choose. Our ability to produce all-drywall homes further enhances our ability to deliver homes with the same look and feel of a site-built home.

While our goals for the next two years are focused on improving our performance from internal sources, we are not ignoring the possibility of external growth. We have entered into an agreement with a new manufactured housing venture developed by a number of manufactured home dealers that will operate a production facility in Texas. Schult Homes has agreed to make a secured loan to help ensure this venture is successful. The loan does not represent a significant commitment to Schult. As part of the arrangement we may, but are not required to, take an equity position in the venture at some future date. We believe this is an attractive arrangement because it preserves the opportunity to participate in industry growth, should the venture succeed, while limiting our risk and not diverting the attention of our management team from the pursuit of our primary objective.

                          [GRAPH BOOK VALUE PER SHARE]

The future of Schult Homes remains as bright as ever. We are well on the road to resolving the problems we encountered at Navasota and Etna Green. The program of initiatives, which we expect to complete by the end of fiscal 1996, should be increasingly evident in our financial results as the year progresses. The manufactured housing markets nationwide are as healthy as they have ever been. Our target customers are the fastest growing segments of the population.

With these factors in our favor, we believe our goals of resuming earnings growth, reaching operating margins at least equal to those we enjoyed in fiscal 1992, and maintaining the pace of sales growth in the 10% range are within our reach.

Shareholders, employees, dealers, vendors and our customers all played vital roles in the gains we achieved last year and thanks are due to all of them for the confidence they expressed throughout last year. Together, we expect to realize still further and greater achievements in 1996 and beyond.


Sincerely,

/s/ Walter E. Wells

Walter E. Wells
President and
Chief Executive Officer
AUGUST 25, 1995

QUESTIONS AND ANSWERS

The Schult Homes senior management team recently conducted a roundtable discussion to review the company's fiscal 1995 performance and share their perspectives on Schult's opportunities and plans for fiscal 1996 and beyond. The roundtable participants included: Walter E. Wells, President and Chief Executive Officer, John P. Guequierre, President -- Manufactured Housing, Francis M. Kennard, Senior Vice President -- Product Group, Ervin L. Bontrager, Executive Vice President -- Manufactured Housing, Frederick A. Greenawalt, Vice President -- Finance, William S. Reasor, President -- Modular Housing, and James A. Jones, Vice President of Operations -- Modular Housing. Following are highlights from the discussion.


Q: WHAT EFFECT DID THE ECONOMY AND CHANGING INTEREST RATES HAVE ON YOUR SALES PERFORMANCE IN FISCAL 1995?

A: GUEQUIERRE -- While the housing industry as a whole is affected by changes in the economy, manufactured housing is not nearly as sensitive to interest rate fluctuations as site-built housing. However, rising interest rates tend to decrease sales of existing houses, which reduces the pool of potential buyers of manufactured homes. Our sales actually improved substantially in fiscal 1995 due to increased capacity from our new Etna Green, Indiana plant and the expanded Plainville, Kansas and Navasota, Texas facilities. Although sales were somewhat soft in the third quarter, sales volume came back strong toward the end of the fiscal year.

     WELLS -- Our two primary target customer groups were concerned about the possibility of an economic decline. Empty nesters/retirees were concerned about the future of Medicare, taxes and other factors that affect their fixed incomes. And, blue collar workers worried about potential layoffs. This uncertainty about the economy resulted in a shift in customer preferences from our higher priced products to lower priced ones in the second half of the year. Since we concentrate primarily on the high end of the market, we had to make some product adjustments and introduce new products to accommodate that shift. We think the shift in consumer preferences is temporary, and will shift back once the economy shows signs of strength. I think many people postponed their buying decisions because of rising interest rates, which slow site-built housing resales.

[PICTURE WALTER WELLS, PRESIDENT AND CHIEF EXECUTIVE OFFICER]

Q:   WHAT TYPE OF FINANCING IS AVAILABLE FOR MANUFACTURED HOUSING?

       [PICTURE FRANCIS M. KENNARD, SENIOR VICE PRESIDENT--PRODUCT GROUP]

A: KENNARD -- Financing for manufactured housing is the most available, flexible and diverse that it has been in many years. There are more lenders making land home financing available than ever before in the industry's history. Land home financing gives the lender the additional security of land, like a conventional mortgage, thereby increasing its attractiveness to lenders.


Q:   WHAT'S YOUR READ ON CONSUMER CONFIDENCE?

             [JOHN P. GUEQUIERRE, PRESIDENT -- MANUFACTURED HOUSING]

A: GUEQUIERRE -- We stay abreast of consumer perceptions through our sales zone managers who talk frequently with dealers and builders. I think it's more difficult than ever to draw national generalizations about consumer confidence. Instead, consumer trends are becoming much more of a local issue and we have to move with those local trends. We see wide variations in consumer confidence even among areas in close proximity, such as 50-75 miles apart. The building business is very regional. What sells in Cleveland may not sell in Chicago and Cincinnati. We have to keep track of the nuances in each market and provide products geared to the preferences of each area.

Q:   WHAT TRENDS ARE FUELING THE GROWTH OF MANUFACTURED HOUSING?

A: KENNARD -- I think the manufactured housing industry still has significant potential for growth in the years ahead because of the expansion of the empty nester population. This segment controls approximately 70% of the country's wealth and is expected to grow by nine million persons by the year 2010. The empty nester segment is a solid base for continued improved demand because they have money and are going to spend it.

                                    [PICTURE]

A: WELLS -- Over the last few years, there have been some major structural changes in the manufactured housing industry that I think will protect us from a massive downturn like the industry experienced in the mid '80s and early '90s. One key advantage is increased consumer acceptance of our products. Manufactured homes have evolved tremendously in the last few years. Today, more than 48% of manufactured homes look like conventional housing, versus 9% 25 years ago. We now provide the kind of product that consumers really want: a house that looks like a house located on land whose value appreciates. In addition, it has become more expensive to rent than to buy a manufactured house due to the 1986 tax act. Manufactured housing's decline in the Southwest market a few years ago was primarily a result of the downturn in the oil industry, on which the manufactured housing industry was heavily dependent. It's highly unlikely that we'll see that kind of a single industry impact again because we now have a much broader customer base.


Q:   WHAT IS THE STATUS OF INDUSTRY CAPACITY?

           [PICTURE WILLIAMS S. REASOR, PRESIDENT -- MODUALAR HOUSING]

A: GUEQUIERRE -- In the manufactured housing segment, the growth in capacity has come mainly from existing players. The exception is the Great Lakes area where there have been a few new companies entering the market. The top ten manufactured home companies continue to gain a larger share of the market.

     REASOR -- In the modular business, there are always new players that try to enter the market during up cycles. However, as the business matures, we are seeing more consolidation and the emergence of larger regional and national firms.

     WELLS -- The capacity that our company has added recently is different than the capacity that had been added in previous years. In the late 1970s, manufacturers built new plants that were clones of existing plants. All of our recent expansions have added capacity at existing plants to better serve a broader customer base. Therefore, in a down cycle, we don't have to close plants like in the last downturn; we only have to reduce operations.

Q:   WHAT ROLE DO ACQUISITIONS PLAY IN YOUR GROWTH STRATEGY?

     WELLS -- Our primary focus over the next two to three years is to make our current operations more efficient and profitable. We've increased capacity in our current markets, and believe that improving our operations is the best way to achieve our objective of enhancing shareholder value. However, we've grown the company through acquisitions in the past. The Marlette acquisition in 1989 added $90 million in sales and a significant contribution to the bottom line. So, we continue to look for strategic acquisition opportunities.

A: KENNARD -- The ideal acquisition would either provide us a strong, low risk entree into a geographic market we don't now serve, or would provide us a product capability that we don't presently have. Our primary market void is in the Southeast, and that certainly is one of the major growing markets. Any acquisition would have to be non-dilutive and enhance shareholder value.


Q: HAVE THERE BEEN ANY SIGNIFICANT CHANGES IN THE WAY COMPANIES ARE APPROACHING THE MARKET?

A: GUEQUIERRE -- In the last several years, the manufactured housing market has expanded from two basic segments to three. In the old structure, one segment consisted of low-priced commodity products that were produced in high volume with relatively few amenities. The other segment, the part that Schult has specialized in for many years, was the higher priced market with more amenities, durable materials and some degree of customization. Today, the high-end segment can be broken down into two segments. First, the package segment uses a fair number of amenities and a fairly high quality of materials, but is produced like a commodity in high volume. Then, there is still a very viable customized product market, which Schult continues to dominate. We see substantial opportunities in the package and customized segments and are targeting both segments.


Q: IS THE CUSTOMER PROFILE FOR MODULAR SIGNIFICANTLY DIFFERENT FROM THE MANUFACTURED SIDE?

A: REASOR -- The market for modular housing is more diverse. We compete with higher end manufactured housing as well as with high-middle income site-built houses. So that's a broader and more diverse market than manufactured housing has. Modular serves the family market to a greater extent than manufactured housing, which focuses more on the starter house and empty nester/retiree markets. Most modular housing is on individual scattered sites as opposed to communities like manufactured housing.

Q:   ARE YOU SEEING ANY CHANGES IN THE DEMOGRAPHICS OF YOUR CUSTOMERS?

    [PICTURE JAMES A. JONES, VICE PRESIDENT OF OPERATIONS -- MODULAR HOUSING]

A: KENNARD -- A significant portion of our multi-sectional homes on private land are sold to middle income families who could afford a site-built house, but instead chose a manufactured home to get more value for the money. I think their expectations are a lot higher than the manufactured home buyers who bought just because that was all they could afford. This customer group has a much higher expectation for the quality, features and durability of manufactured homes. We are penetrating the middle income market more because we are building a product that addresses their needs more like a traditional house.

     JONES -- On the modular side of the business, we've just begun to participate in the rebuilding of urban America, which may offer us some significant potential in the years ahead. We recently completed a small housing project in Cincinnati on an interest credit to a non-profit organization. I think the inner city is an area that modular housing can capitalize on because we can very quickly put modular housing into areas that may have a shortage of tradespeople and access to quick building methods.

[PICTURE]

Q: WHAT IS YOUR ANALYSIS OF YOUR MARKETS BY GEOGRAPHIC AREA, STARTING WITH THE NORTHEAST?

A: GUEQUIERRE -- In general, manufactured housing sales have been rising in the Northeast, particularly in high tech areas such as Western Pennsylvania and New England. Our Lewistown, Pennsylvania plant produces two of our product brands, Schult and Marlette. In fiscal 1995, we increased production at our Milton, Pennsylvania plant to capitalize on higher demand for our high-end manufactured homes.

     REASOR -- The Northeast is the center of modular manufacturing in the country. There's probably higher market penetration by modular in that area than anywhere else in the country. However, the Northeast remains a very competitive market. There's a lot of open capacity and many companies are fighting for market share. It's still a difficult market, but I think it's improving slowly but surely. We improved our market share in the modular business in fiscal 1995 due to our improved, higher-quality product and enhanced service.

Q:   WHAT ABOUT THE SOUTHEAST REGION?

A: KENNARD -- Although we do not currently have a presence in the Southeast, there is substantial growth opportunity in this market. Except Florida, the primary market in the Southeast is at the lower end of the manufactured housing market and very price sensitive. In Florida, the primary market there is the empty nester, high-end manufactured housing. Since the distributor base is fairly mature and stable in the Southeast, perhaps it would be most appropriate to expand to this area through the acquisition of a local company with a solid reputation.


Q:   WHAT'S THE MARKET OUTLOOK IN THE MIDWEST?


 [PICTURE ERVIN L. BONTRAGER, EXECUTIVE VICE PRESIDENT -- MANUFACTURED HOUSING]

A: BONTRAGER -- On the manufactured housing side, we have four plants servicing the Midwest, all of which have been expanded in recent years. Although we're lagging our original projections on the development of the market for our newest Indiana plant, the other three divisions are operating at capacity, and we expect that should continue at least for the near term.

     REASOR -- In the modular business, the Midwest represents good future opportunity. Modular continues to gain acceptance and market share as an alternative to site-built housing.


Q:   HOW WOULD YOU ASSESS THE TEXAS MARKET?

A: KENNARD -- Of all our markets, I think Texas provides the most substantial growth potential because of the abundance of available land there and the diversification of the Texas economy over the last five years. Although we experienced operational problems at our Navasota, Texas facility last year, the Texas market is still very strong. Within the last several months we've done some product positioning and introduced new products to take advantage of the increased demand for lower-priced housing in Texas. Our new capacity at Navasota includes two separate assembly lines, allowing us to produce a lower priced, high volume product on one line without interfering with our traditional product manufacturing on another line.

Q:   WHAT ARE THE OPPORTUNITIES IN THE NORTHWEST?

A: BONTRAGER -- Montana has been a big growth opportunity for us. We have two plants serving Montana, the Minnesota plant and the Hermiston, Oregon plant. The Buckeye, Arizona and Hermiston divisions serve Nevada and Utah, markets that have been growing steadily. Manufactured housing is benefiting from the recent migration of middle class people from California to other western states, especially Colorado, Arizona, Oregon and Washington. The migration scenario has been very significant for us because the people leaving California tend to find manufactured housing very acceptable and they tend to be most interested in our highest end, most customized, higher margin products.


Q:   WHAT ARE THE BENEFITS OF THE COMPANY'S RECENT RESTRUCTURING?

A: WELLS -- We created two distinct operating units, one for manufactured housing and one for modular housing. The new structure will enable us to more effectively meet our long-term goals in improving the profitability of the company. The restructuring is essentially complete, and we are beginning to see results. A major benefit of the reorganization is the improved product development process, which will better utilize our product design and marketing efficiency. I'm personally very excited and optimistic about what it appears we will be able to do with this refocusing, enabling us to better coordinate the needs of the market with our operational capabilities.

[PICTURE]

Q:   WHAT IS YOUR PLAN FOR STREAMLINING YOUR PRODUCT LINE?

A: BONTRAGER -- At five divisions, we have reduced the number of floor plans by 30-35%. We believe these reductions will strengthen our position in the market in several ways. We are analyzing, modifying and strengthening the floor plans that we are keeping. That will improve our position in the marketplace with those models that we continue to sell.

     GUEQUIERRE -- On the operations side, having fewer homes built more often will increase production efficiency and enhance product quality. We are reallocating our design, product engineering and process engineering resources away from developing a large amount of new products. Instead, we are refining the best products we have and being much more selective about the new products. We expect to complete the product repositioning at all divisions in fiscal 1996.

Q:   WHAT ARE YOUR KEY INITIATIVES FOR FISCAL 1996?

A: WELLS -- We started several operating initiatives in fiscal 1995 directed at improving product quality and productivity while reducing warranty costs and in-plant accident rates. The results of these initiatives will be to improve the company's bottom line in fiscal 1996 and beyond. Late in fiscal 1994, it became obvious to us that our rapid growth over the previous five years (increasing our capacity by more than 50%) had outstripped the ability of our internal systems to function at an acceptable level of net income. We have attacked this weakness, and are confident of the results we can achieve. Briefly, the initiatives are: manufacturing process planning (critical path method), production supervision and team leader training, improved and more focused shop-floor information systems, standardization of product components, enhancement of our participative management program to a Total Quality Management (TQM) system based on the principles of Joseph Juran, and installation of a total quality customer service system. The payoff from these initiatives was already evident in the fourth quarter of fiscal 1995.

     JONES -- We've had exceptional increases in productivity at both modular plants. Also, we've seen significant increases in the number of repeat sales per dealer and increased penetration in our building base. We believe these achievements are a direct result of improvements in productivity, quality and customer-responsiveness.


Q:   COULD YOU DESCRIBE YOUR TRAINING PROGRAM FOR SALES REPRESENTATIVES AND
     DEALERS?

A: BONTRAGER -- We recently completed a two-day training session for all of our new field sales representatives. The training program focuses on product marketing and sales skills. We plan to conduct another training session this fall in which sales managers will learn to train sales reps in the field. The sales reps will in turn train retailers in areas such as inventory control and product positioning, so retailers can more effectively sell our homes to potential customers and increase the retailers' profitability.


Q:   HAVE THESE INITIATIVES LED TO A DECREASE IN WARRANTY COSTS?

A: WELLS -- We have not yet seen an actual decline in warranty costs. Our first objective was to reduce the number of product defects going into the field. That has been accomplished. Our current goal is to reduce the size of service backlogs, and we have started our initiatives to achieve that goal. As a result, we expect to see favorable year-to-year comparisons in warranty expenses beginning in the second half of fiscal 1996.

Q:   WHAT PROGRESS HAS BEEN MADE AT YOUR NAVASOTA PLANT?

A: GUEQUIERRE -- We are making tremendous progress on the problems Navasota had after the capacity expansion last year. Led by a new management team, the plant has increased productivity and output and reduced service backlogs and employee accidents, thus decreasing worker's compensation costs. We have already reached record productivity levels at the division. Now, we are poised to move forward to new highs in productivity. We are fine-tuning our product offerings to take advantage of market developments, such as increased demand for lower-priced products. Although the service backlog remains high, we have implemented new service operating techniques that were effective in our Oregon plant. In the second half of fiscal '96, we should start seeing some favorable year to year comparisons on those costs.


Q:   CAN YOU PROVIDE AN UPDATE ON THE ETNA GREEN PLANT?

A: GUEQUIERRE -- We've made significant operational improvements at Etna Green. Now, our main priority there is on the product and the marketing side. We need to become more competitive in the evolving dry wall product market to provide sufficient demand to make Etna Green profitable.


Q:   WHAT'S YOUR OUTLOOK FOR THE MODULAR BUSINESS?

A: Reasor -- Our goals for modular in fiscal 1996 are to increase efficiency and productivity and to make the operations more profitable. We are focusing on improving our products and addressing service needs and customer needs. Modular has come a long way, but we have set goals to improve further.


Q:   WHAT IS THE STATUS OF SCHULT'S SHARE REPURCHASE PROGRAM?

           [PICTURE FREDRICK A. GREENAWALT, VICE PRESIDENT -- FINANCE]

A: GREENAWALT -- During the third quarter of fiscal 1995, we announced that the company plans to repurchase up to 350,000 shares of its common stock. At the end of fiscal 1995, 45,000 shares had been repurchased. We will continue to repurchase shares when the opportunity presents itself.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations:

GENERAL

The Company's business is cyclical and seasonal and is influenced by many of the same national and regional economic and demographic factors that affect the United States housing market generally. During fiscal 1995, the Company benefited from continued strength in the manufactured housing industry which allowed us to produce record sales of $287.9 million for fiscal 1995, a 10.9% increase from fiscal 1994. The driving force behind that increase was demand from the fastest growing segment of the population, retirees and empty nesters. The "baby boomers" born during the years following World War II are beginning to reach 50 years of age, a time when people make major housing decisions. In addition, multi-unit housing starts remained weak during 1995. Limited housing options and our ability to offer superior quality and greater locational flexibility helped maintain strong demand throughout 1995 and will continue to do so in 1996.


CONSOLIDATED FINANCIAL SUMMARY

                                   FISCAL 1995 VS. FISCAL 1994                               FISCAL 1994 VS. FISCAL 1993
                         ----------------------------------------------           -------------------------------------------------
                           $Amt        %Sales      $Chng          %Chng             $Amt           %Sales         $Chng       %Chng
($ IN MILLIONS)
  Net sales               $287.9       100.0%      $28.3          10.9%            $259.6          100.0%         $51.8       24.9%
-----------------------------------------------------------------------------------------------------------------------------------
  Cost of sales            234.0        81.3        24.7          11.8              209.3           80.6           40.9       24.3
-----------------------------------------------------------------------------------------------------------------------------------
  Gross profit              53.9        18.7         3.7           7.3               50.3           19.4           10.9       27.8
-----------------------------------------------------------------------------------------------------------------------------------
  SG&A                      46.2        16.0         6.2          15.5               40.1           15.4            8.2       25.7
-----------------------------------------------------------------------------------------------------------------------------------
  Operating income           7.7         2.7        (2.5)        (24.8)              10.2            4.0            2.8       36.7
-----------------------------------------------------------------------------------------------------------------------------------
  Pretax income              7.6         2.6        (2.8)        (26.9)              10.3            4.0            2.8       36.9
-----------------------------------------------------------------------------------------------------------------------------------
  Total taxes                3.2         1.1        (1.1)        (25.9)               4.3            1.7            1.1       32.8
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                 4.4         1.5        (1.7)        (27.6)               6.0            2.3            1.7       40.1
-----------------------------------------------------------------------------------------------------------------------------------



RESULTS OF OPERATIONS AND THREE-YEAR REVIEW

Net sales for fiscal 1995 were the highest in the Company's history. Net sales for fiscal 1995 were $287.9 million, which represented an increase of $28.3 million (10.9%) over fiscal 1994. This increase was due to two factors: 1) an increase in total sections sold during fiscal 1995 to 13,973 sections, a 902 section (6.9%) increase, which contributed $17.9 million of the increase; and 2) a 3.7% increase in the average selling price per section, which added $10.4 million to net sales. Fiscal 1994 net sales increased by $51.8 million (24.9%) over fiscal 1993. This increase in sales was attributable to a 13.6% increase in total sections sold and a 10.0% increase in the average selling price per section. Modular home sales accounted for $34.1 million (11.8%) of fiscal 1995 net sales; this compares to $26.4 million (10.2%) of fiscal 1994 net sales and $19.6 million (9.4%) of fiscal 1993 sales.

                             [GRAPH FLOOR SECTIONS]

The trend toward increased sales of multi-section homes continued, with these units representing 65.3% of the homes sold during fiscal 1995. This compares to 64.1% of the homes sold during fiscal 1994 and to 59.7% in fiscal 1993. The increases in multi-section homes are due to higher regional sales levels from all three of our facilities which only produce multi-section homes. The Company is uncertain whether the trend of multi-section homes will continue as it is subject to regional preferences and economic conditions.

Cost of goods sold was $234.0 million in fiscal 1995, an 11.8% increase over fiscal 1994. Cost of goods sold was $209.3 million in fiscal 1994, a 24.3% increase over fiscal 1993. Gross profit as a percent of net sales decreased to 18.7% in fiscal 1995, compared to 19.4% in fiscal 1994 and 18.9% in fiscal 1993. The decrease in gross profit percent of sales from 1994 to 1995 was directly attributable to increased labor costs. The two main reasons for this increase in labor costs were: 1) costs related to the additional capacity added in January 1994 to the Navasota, Texas facility requiring the addition of 150 new employees, the largest group of new employees ever hired at one time; and 2) labor costs related to the new facility, in Etna Green, Indiana, added in March 1994.

Selling, general and administrative expenses for fiscal 1995 were $46.2 million, as compared to $40.1 million in 1994, a 15.5% increase. Selling, general and administrative expenses represented 16.0% of net sales in fiscal 1995, compared to 15.4% in fiscal 1994 and 15.3% in fiscal 1993. The fiscal 1995 increase in selling, general and administrative expenses was directly related to increased warranty costs. The Company made a decision early in the year to decrease its warranty lead times.

Operating income decreased $2.5 million to $7.7 million in fiscal 1995, compared to $10.2 million in fiscal 1994 and $7.5 million in fiscal 1993. Operating income as a percentage of net sales was 2.7% for fiscal 1995 compared to 4.0% in fiscal 1994 and 3.6% in fiscal 1993.

Pre-tax income for fiscal 1995 was $7.6 million compared to $10.3 million in fiscal 1994 and $7.6 million in fiscal 1993. Net income for fiscal 1995 was $4.4 million or $1.16 per common share, compared to $6.0 million or $1.60 per common share for fiscal 1994, and $4.3 million or $1.16 per common share for fiscal 1993.


                          [GRAPH SHAREHOLDERS' EQUITY]


BALANCE SHEET REVIEW

At July 1, 1995, current assets increased to $38.4 million from $32.7 million a year earlier, a 17.3% increase. This $5.7 million increase in current assets was primarily due to increases in cash, inventories and deferred income taxes, related to our sales growth. Current liabilities were up $2.8 million (8.2%) to $36.7 million from $33.9 million a year earlier, primarily due to a $1.7 million increase in accrued liabilities which is related to our sales growth.

Long-term debt at July 1, 1995 was $3.7 million, up $1.3 million from the prior year, as a result of borrowings under the Company's line of credit.

Fiscal 1995 capital expenditures, net of retirements, totaled $5.1 million compared to $9.8 million in fiscal 1994 and $7.0 million in fiscal 1993. Fiscal 1995 capital expenditures mainly related to our continued equipment replacement and improvement program. Fiscal 1994 added a third manufacturing plant in Indiana and expansions were made to our Navasota, Texas facility and our Plainville, Kansas facility. Fiscal 1993 capital expenditures related to expansions in three of our facilities in Hermiston, Oregon; Navasota, Texas and Redwood Falls, Minnesota.

Shareholders' equity totaled $32.0 million, or $8.53 per common share, at the end of fiscal 1995 compared to $28.4 million, or $7.53 per common share, at the end of fiscal 1994.


OUTLOOK AND RISK FACTORS

The outlook for Schult Homes remains very positive. It is evident from industry statistics that the upturn in the manufactured housing industry that began more than three years ago has maintained its momentum. Industry shipments during 1994 were up by 20% following a 21% increase in 1993 and a 23% increase in 1992, according to the Manufactured Housing Institute. The Manufactured Housing Institute also reported that industry shipments during the first six months of 1995 were up by 12%. Management expects this trend of increased shipments to continue at least through fiscal 1996.

To meet customer demand, we began a three-year major expansion program in 1993 which was completed in fiscal 1995. This $12 million investment added approximately $75 million of production capability to reach sales capacity of $340 million, which is more than twice the capacity existing in 1989 and more than 18% greater than the $287.9 million sales level achieved in fiscal 1995.

Management's outlook assumes only modest changes in interest rates and continued growth of the U.S. economy. Although dealers' orders can be canceled before production begins without penalty, and unfilled orders are not necessarily an indication of future business, the Company's backlog of orders for manufactured homes was approximately $33.8 million as of August 12, 1995, compared to approximately $49.6 million, a 31.9% decrease from one year earlier. This backlog represents approximately 6 weeks production. A year ago backlogs were at an unacceptably high level, which lead to long lead times.

In the long term, industry growth will be affected by, among other things, the availability and cost of financing, the relative cost of manufactured housing versus other forms of housing, including rental housing, general economic trends and changes in demographics including new household formations and the number of Americans on fixed incomes. While the Company believes that long-term demand for affordable manufactured housing will continue to grow due to favorable demographic trends and financing factors, changes in regional markets, and the U.S. economy as a whole, will continue to affect overall housing industry cycles.

Fiscal 1995 results were negatively impacted by increased warranty costs. The combination of increased production of all-drywall units and more new employees last year caused some reduction in production quality and a corresponding increase in warranty costs. The backlog of warranty work reached a high level during fiscal 1995. The Company made it a priority to reduce that level. Progress was made during fiscal 1995 to reduce this level. We fully expect our efforts to cause warranty costs to decline in the second half of fiscal 1996.

                       [GRAPH PROPERTY, PLANT EQUIPMENT]

LIQUIDITY AND CAPITAL RESOURCES

As of July 1, 1995, the Company had working capital of $1.8 million as compared to a negative $1.1 million and a positive $0.8 million at July 2, 1994 and June 26, 1993, respectively. Capital expenditures, net of retirements, amounted to $5.1 million in fiscal 1995. The Company has a bank commitment for an unsecured credit facility which provides for both revolving and term loans at the Company's option. The facility permits borrowings of up to an aggregate of the lower of $10.0 million or a borrowing base computed by applying certain factors to the value of the Company's receivables and inventories. As of July 1, 1995, the Company had net borrowings of $2.3 million under the bank commitment.

Management believes that cash flow from operations, combined with funds under its unsecured credit facility, will be adequate to support its general operations, capital expenditure needs, required debt amortization and the payment of a regular quarterly dividend.

Management expects to continue to make regular quarterly dividend payments. However, the payment of future cash dividends will depend upon the Company's financial condition, capital requirements, results of operations and other factors deemed relevant by the Company.

Schult's board of directors has approved a fairly modest preliminary fiscal 1996 capital budget of $4.5 million, comprised of $4.0 million in normal equipment replacements and improvements, and $545,000 for a vehicle replacement program, much of which would be leased. This compares with anticipated depreciation of approximately $3.5 million.

CONSOLIDATED BALANCE SHEETS

SCHULT HOMES CORPORATION AND SUBSIDIARIES
(JULY 1, 1995 AND JULY 2, 1994)

ASSETS                                                                      1995           1994
                                                                     -----------    -----------
Cash                                                                 $ 4,566,000    $ 1,774,000
Accounts receivable, less allowance for doubtful accounts of
$67,000 and $64,000 in 1995 and 1994,respectively                     14,154,000     13,717,000
Inventories                                                           15,095,000     13,697,000
Deferred income taxes                                                  4,603,000      3,553,000
                                                                     -----------    -----------
     Total current assets                                             38,418,000     32,741,000

Property, plant and equipment                                         34,235,000     32,204,000
Other assets                                                           2,680,000      2,433,000
                                                                     -----------    -----------
     Total assets                                                    $75,333,000    $67,378,000
                                                                     -----------    -----------
                                                                     -----------    -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Trade accounts payable                                               $14,664,000    $13,613,000
Accrued liabilities                                                   20,977,000     19,257,000
Current portion of long-term debt                                      1,000,000        994,000
                                                                     -----------    -----------
     Total current liabilities                                        36,641,000     33,864,000

Deferred income taxes                                                  3,025,000      2,766,000
Long-term debt                                                         3,695,000      2,390,000
                                                                     -----------    -----------
     Total liabilities                                                43,361,000     39,020,000

Shareholders' equity:
     Common shares, no par value 10,000,000 shares
     authorized, 3,746,032 and 3,767,616 shares issued
     and outstanding in 1995 and 1994, respectively                    7,884,000      8,042,000
     Retained earnings                                                24,088,000     20,316,000
                                                                     -----------    -----------
     Total shareholders' equity                                       31,972,000     28,358,000
                                                                     -----------    -----------

Contingencies
     Total liabilities and shareholders' equity                      $75,333,000    $67,378,000
                                                                     -----------    -----------
                                                                     -----------    -----------



          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

SCHULT HOMES CORPORATION AND SUBSIDIARIES
(YEARS ENDED JULY 1, 1995, JULY 2, 1994 AND JUNE 26, 1993)

                                                             1995                1994                1993
                                                     ------------        ------------        ------------
Net sales                                            $287,937,000        $259,616,000        $207,822,000
Cost of goods sold                                    233,990,000         209,332,000         168,471,000
                                                     ------------        ------------        ------------
  Gross profit                                         53,947,000          50,284,000          39,351,000

Selling, general and administrative expenses           46,241,000          40,033,000          31,854,000
                                                     ------------        ------------        ------------
  Operating income                                      7,706,000          10,251,000           7,497,000

Interest income                                            12,000              69,000             168,000
Other income                                               58,000              53,000              20,000
Interest expense                                         (195,000)                 --            (109,000)
                                                     ------------        ------------        ------------
  Income before income taxes                            7,581,000          10,373,000           7,576,000

Income taxes:
  Federal                                               2,358,000           3,187,000           2,360,000
  State                                                   848,000           1,140,000             899,000
                                                     ------------        ------------        ------------
                                                        3,206,000           4,327,000           3,259,000
                                                     ------------        ------------        ------------

  Net income                                         $  4,375,000        $  6,046,000        $  4,317,000
                                                     ------------        ------------        ------------
                                                     ------------        ------------        ------------


Net earnings per common share                        $       1.16        $       1.60        $       1.16
                                                     ------------        ------------        ------------
                                                     ------------        ------------        ------------


Average shares outstanding                              3,770,079           3,768,654           3,712,060
                                                     ------------        ------------        ------------
                                                     ------------        ------------        ------------



          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SCHULT HOMES CORPORATION AND SUBSIDIARIES
(YEARS ENDED JULY 1, 1995, JULY 2, 1994 AND JUNE 26, 1993)

                                                             1995           1994           1993
                                                      -----------    -----------    -----------
Cash flows from operating activities:
  Net income                                          $ 4,375,000    $ 6,046,000    $ 4,317,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation of plant and equipment               3,037,000      2,626,000      1,998,000
      Change in deferred income taxes                    (791,000)      (761,000)      (874,000)
      Changes in assets and liabilities:
        (Increase) in accounts receivable                (437,000)    (2,174,000)      (840,000)
        (Increase) in inventories                      (1,398,000)    (2,447,000)    (2,133,000)
        (Increase) decrease in other assets              (247,000)       199,000       (577,000)
        Increase in trade accounts payable              1,051,000      1,409,000      1,200,000
        Increase in accrued liabilities                 1,720,000      4,069,000      3,448,000
                                                      -----------    -----------    -----------
          Total adjustments                             2,935,000      2,921,000      2,222,000
                                                      -----------    -----------    -----------
Net cash provided by operating activities               7,310,000      8,967,000      6,539,000

Cash flows from investing activities:
  Capital expenditures, net of retirements             (5,068,000)    (9,791,000)    (6,984,000)
                                                      -----------    -----------    -----------
    Net cash used in investing activities              (5,068,000)    (9,791,000)    (6,984,000)

Cash flows from financing activities:
  Net borrowings under line of credit                   2,300,000             --             --
  Proceeds from issuance of long-term debt                     --        100,000         81,000
  Repayment of long-term debt                            (989,000)      (724,000)      (648,000)
  Dividends declared to common shareholders              (603,000)      (526,000)      (338,000)
  Payment for repurchased shares                         (485,000)            --             --
  Proceeds from issuance of common shares                 327,000        130,000      2,768,000
                                                      -----------    -----------    -----------
Net cash provided by (used in) financing activities       550,000     (1,020,000)     1,863,000

Net increase (decrease) in cash                         2,792,000     (1,844,000)     1,418,000
Cash at beginning of year                               1,774,000      3,618,000      2,200,000
                                                      -----------    -----------    -----------
Cash at end of year                                   $ 4,566,000    $ 1,774,000    $ 3,618,000
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest (net of amount capitalized)              $   138,000    $    20,000    $   118,000
    Income taxes (net of refunds)                       4,468,000      5,109,000      3,670,000



          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SCHULT HOMES CORPORATION AND SUBSIDIARIES
(YEARS ENDED JULY 1, 1995, JULY 2, 1994 AND JUNE 26, 1993)

                                    NUMBER OF                      RETAINED
                                       SHARES         AMOUNT       EARNINGS          TOTAL
                                    ---------     ----------   ------------    -----------
Balance, June 27, 1992              3,452,010     $5,144,000   $10,817,000     $15,961,000


Net proceeds from issuance
  of common shares                    306,665      2,768,000             --      2,768,000
Cash dividends declared
  ($.09 per share)                         --             --       (338,000)      (338,000)
Net income                                 --             --      4,317,000      4,317,000
                                    ---------     ----------   ------------    -----------

Balance, June 26, 1993              3,758,675     $7,912,000    $14,796,000    $22,708,000

Net proceeds from issuance
  of common shares                      8,941        130,000             --        130,000
Cash dividends declared
  ($.14 per share)                         --             --       (526,000)      (526,000)
Net income                                 --             --      6,046,000      6,046,000
                                    ---------     ----------   ------------    -----------

Balance, July 2, 1994               3,767,616     $8,042,000    $20,316,000    $28,358,000

Net proceeds from issuance
  of common shares                     23,416        327,000             --        327,000
Payment for repurchased shares        (45,000)      (485,000)            --       (485,000)
Cash dividends declared
  ($.16 per share)                         --             --       (603,000)      (603,000)
Net income                                 --             --      4,375,000      4,375,000
                                    ---------     ----------   ------------    -----------

Balance, July 1, 1995               3,746,032     $7,884,000    $24,088,000    $31,972,000
                                    ---------     ----------   ------------    -----------
                                    ---------     ----------   ------------    -----------



          See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHULT HOMES CORPORATION AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) DESCRIPTION OF BUSINESS
Schult Homes Corporation (the Company) is engaged in the production and sale of manufactured and modular homes.

(b) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the financial statements of Schult Homes Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) INVENTORIES
All components of inventory are valued at cost which is not in excess of net realizable value. The cost of inventory is calculated using the first-in, first-out (FIFO) method.

(d) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost. Depreciation of plant and equipment is provided for over the estimated useful lives of the respective assets on the straight-line basis for financial reporting purposes.

(e) 401(k) RETIREMENT PLAN
The Company has a defined contribution retirement plan for all eligible employees. Company contributions are based on employee earnings and are funded as accrued. Amounts contributed to the plan and charged to expense were $1,181,000, $828,000 and $836,000 in fiscal 1995, 1994 and 1993, respectively.
Eligible employees can also make pre-tax 401(k) contributions to the plan.

(f) WARRANTY OBLIGATIONS
Estimated warranty obligations are provided at the time of sale.

(g) REVENUE RECOGNITION
Revenue is recognized when title is transferred upon shipment.

(h) NET EARNINGS PER COMMON SHARE
Net earnings per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the year.

(i) INCOME TAXES
The Company accounts for income taxes under the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) INTEREST COSTS
The Company capitalizes interest incurred during periods of construction as a component of the cost of the constructed asset. Interest costs capitalized during fiscal years 1995, 1994 and 1993 amount to $130,000, $341,000 and $152,000, respectively.

(2) INVENTORIES
The components of inventories at July 1, 1995 and July 2, 1994 are as follows:

                                    1995           1994
                             -----------    -----------
Raw materials                $11,165,000    $10,180,000
Work in process                2,352,000      2,120,000
Finished goods                 1,578,000      1,397,000
                             -----------    -----------
Total                        $15,095,000    $13,697,000
                             -----------    -----------
                             -----------    -----------


(3) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at July 1, 1995 and July 2, 1994 are summarized as follows:

                                    1995           1994
                             -----------    -----------
Land                         $ 1,959,000    $ 1,959,000
Land improvements              3,687,000      3,155,000
Buildings                     27,461,000     24,675,000
Machinery and equipment       15,293,000     13,016,000
Trucks and automobiles         2,888,000      2,303,000
Construction in process          130,000      1,244,000
                             -----------    -----------
                              51,418,000     46,352,000
Less accumulated
   depreciation               17,183,000     14,148,000
                             -----------    -----------
                             $34,235,000    $32,204,000
                             -----------    -----------
                             -----------    -----------

(4) ACCRUED LIABILITIES
Accrued liabilities at July 1, 1995 and July 2, 1994 are as follows:

                                    1995           1994
                             -----------    -----------
Dealer incentives            $ 5,241,000    $ 4,742,000
Accrued warranty               4,124,000      3,729,000
Accrued payroll                5,187,000      4,717,000
Workers' compensation          2,655,000      1,517,000
Accrued income taxes             792,000      1,389,000
Other                          2,978,000      3,163,000
                             -----------    -----------
                             $20,977,000    $19,257,000
                             -----------    -----------
                             -----------    -----------

(5) LONG-TERM DEBT
Long-term debt at July 1, 1995 and July 2, 1994 are as follows:

                                    1995           1994
                             -----------    -----------
Credit facility debt         $ 2,300,000    $        --
Construction debt                943,000      1,061,000
Marlette mortgage debt         1,452,000      2,323,000
                             -----------    -----------
                               4,695,000      3,384,000
Less current portion of
   long-term debt              1,000,000        994,000
                             -----------    -----------
                             $ 3,695,000    $ 2,390,000
                             -----------    -----------
                             -----------    -----------

Aggregate principal payments on long-term debt are due as follows:

     FISCAL YEAR ENDED            AMOUNT
     -----------------       -----------
     1997                    $ 3,009,000
     1998                        131,000
     1999                        119,000
     2000                        114,000
     2001                        116,000
     Thereafter                  206,000
                             -----------
                             $ 3,695,000
                             -----------
                             -----------

The Company has a bank commitment for an unsecured credit facility expiring January 1, 1997 which provides for both revolving and term loans at the Company's option. The facility permits borrowings of up to an aggregate of the lower of $10,000,000 or a borrowing base computed by applying certain factors to the value of the Company's receivables and inventories. Revolving loans bear interest at the bank's prime lending rate or, at the Company's option, certain alternative rates. Interest on term loans is fixed at the time of borrowing at the bank's posted rates then in effect. The Company pays a fee of 3/8 of one percent per annum on the unused portion of the commitment. The commitment also provides for the issuance of up to $4,000,000 in standby letters of credit for the Company's account.

The Company arranged secured financing for the construction of the production facility in Milton, Pennsylvania, approximately half of which is through governmental authorities at interest rates of 3%. These loans are due in monthly payments of principal plus interest through 2002. The majority of the remaining construction debt bears interest at prime plus 1% and is due in monthly payments of principal plus interest through 2002.

The Company's mortgage debt was incurred in connection with the purchase of Marlette Homes, Inc. in February 1989. The debt is unsecured and bears interest at the bank's prime lending rate. Principal is amortized on a four-year schedule, with the unpaid principal due in full in February 1998. The weighted average interest rates on non-construction debt at July 1, 1995 and July 2, 1994 were 8.34% and 6.51%, respectively.

(6) INCOME TAXES
Income tax expense attributable to earnings for the years ended July 1, 1995, July 2, 1994 and June 26, 1993 consists of:

                                    1995           1994           1993
                             -----------    -----------    -----------
FEDERAL:
Current                      $ 2,911,000    $ 3,777,000    $ 3,116,000
Deferred                        (553,000)      (590,000)      (756,000)
                             -----------    -----------    -----------
  Total Federal
    income taxes               2,358,000      3,187,000      2,360,000
STATE:
Current                        1,085,000      1,311,000      1,017,000
Deferred                        (237,000)      (171,000)      (118,000)
                             -----------    -----------    -----------
  Total state
    income taxes                 848,000      1,140,000        899,000
                             -----------    -----------    -----------
    Total income
      taxes                  $ 3,206,000    $ 4,327,000    $ 3,259,000
                             -----------    -----------    -----------
                             -----------    -----------    -----------

The significant components of deferred income tax expense (benefit) for the years ended July 1, 1995, July 2, 1994, and June 26, 1993 are as follows:

                                    1995           1994           1993
                             -----------    -----------    -----------
Depreciation                 $  (194,000)   $   (27,000)   $  (154,000)
Accrued
  expenses                     1,094,000        670,000       (512,000)
Inventory                         12,000        154,000       (215,000)
Other, net                      (122,000)       (36,000)         8,000
                             -----------    -----------    -----------
                             $   790,000    $   761,000    $  (873,000)
                             -----------    -----------    -----------
                             -----------    -----------    -----------

The differences between the U.S. Federal statutory tax rate of 34% and the effective tax rates of 42.3%, 41.7%, and 43.0% for the years ended July 1, 1995, July 2, 1994, and June 26, 1993, respectively result from the following:

                                    1995           1994           1993
                             -----------    -----------    -----------
U.S. Federal
  statutory tax rate                34.0%          34.0%          34.0%
Increase in taxes
  resulting from:
    State income taxes,
      net of Federal
        benefit                      7.1            7.3            7.8
    Other, net                       1.2            0.4            1.2
                             -----------    -----------    -----------
                                    42.3%          41.7%          43.0%
                             -----------    -----------    -----------
                             -----------    -----------    -----------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at July 1, 1995 and July 2, 1994 are presented below:

                                                   1995           1994
                                           ------------   ------------
Deferred tax assets:
  Accrued expenses                         $  4,392,000   $  3,200,000
  Inventories                                   343,000        324,000
  Allowance for doubtful
    accounts                                     31,000         29,000
  Other                                          46,000         68,000
                                           ------------   ------------
    Total gross deferred
      tax assets                              4,812,000      3,621,000
      Less: Valuation
      allowance                                      --             --
                                           ------------   ------------
      Subtotal                                4,812,000      3,621,000
                                           ------------   ------------

Deferred tax liabilities:
  Property, plant and equipment,
     principally due to differences
       in depreciation                       (3,047,000)    (2,791,000)
 Other                                         (187,000)       (43,000)
                                           ------------   ------------
    Total gross deferred
      tax liabilities                        (3,234,000)    (2,834,000)
                                           ------------   ------------
        Net deferred tax asset             $  1,578,000   $    787,000
                                           ------------   ------------
                                           ------------   ------------

Management has determined, based on the Company's history of operating earnings and its expectations for the future, that operating income of the Company will more likely than not be sufficient to realize fully these deferred tax assets.

(7) REPURCHASE AGREEMENTS AND CREDIT RISK
As is customary in the manufactured housing industry, the Company is contingently liable under the terms of repurchase agreements with financial institutions providing inventory financing for dealers of the Company's homes. Although the total contingent liability approximates $41.0 million at July 1, 1995, the risk of loss is spread over numerous dealers and financial institutions and is further reduced by the resale value of any homes that may be repurchased. Losses under these agreements have not been significant in the past.

The Company operates manufacturing facilities in Indiana, Pennsylvania, Minnesota, Texas, Oregon, Kansas and Arizona. Most of the Company's customers are located close to its production facilities. No single customer accounted for more than 5% of the

Company's sales in fiscal 1995, 1994 or 1993, and no account receivable from any customer exceeds 5% of total common shareholders' equity at July 1, 1995.

(8) CONTINGENCIES
There are a number of claims and pending legal proceedings against the Company with respect to certain matters including product liability, warranties, workers' compensation, and other matters arising in the ordinary conduct of the business. The ultimate outcome of these claims and proceedings is not presently determinable. But, in the opinion of management, either adequate provision for anticipated costs has been made by insurance or accruals, or the ultimate cost of resolving them will not materially affect the financial position or results of operations of the Company.

(9) EMPLOYEE STOCK PLANS
The Company has an employee stock option plan whereby certain management personnel are granted options to purchase common shares. As of July 1, 1995, an aggregate of 75,000 common shares had been reserved for the plan and options to purchase 24,125 and 22,507 common shares had been granted at exercise prices of $.40 and $3.00 per share, respectively. Options to purchase 27,364 common shares have been exercised and options to purchase 14,141 shares are no longer exercisable. Therefore, the remaining 5,127 options (375 at an option price of $.40 per share and 4,752 at an option price of $3.00 per share) are currently exercisable and expire September 1996 and 1997.

The Company has an employee share purchase plan under which anyone who has been a full-time employee for at least 1 year, may purchase certain amounts of common shares at current market price. As of July 1, 1995, 100,000 common shares had been reserved of which 1,929 shares and 1,309 shares were issued in fiscal 1995 and fiscal 1994, respectively.




Report of Independent Auditors

The Board of Directors and Shareholders
Schult Homes Corporation:

We have audited the accompanying consolidated balance sheets of Schult Homes Corporation and Subsidiaries as of July 1, 1995 and July 2, 1994, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ending July 1, 1995. These consolidated financial statements are the responsibility of Schult Homes Corporation management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schult Homes Corporation and Subsidiaries as of July 1, 1995 and July 2, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended July 1, 1995 in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Chicago, Illinois
August 4, 1995

ANNUAL MEETING
Our annual meeting of shareholders will be held at 1:30 p.m. (EST) on Thursday, October 19, 1995 at the Das Dutchmen Essenhaus, 240 U.S. 20 West, Middlebury, Indiana.

TRANSFER AGENT AND REGISTER
Society National Bank
P.O. Box 6477, Cleveland, OH 44101-1477

10-K OFFER
Shareholders who wish to obtain a free copy of our Annual Report to the Securities and Exchange Commission on Form 10-K may do so by writing to:
Frederick A. Greenawalt, Vice President of Finance, P.O. Box 550, 1800 S. Main Street, Elkhart, IN 46515, (219) 294-3574.

QUARTERLY CALENDAR
Schult Homes operates on a fiscal year ending on the Saturday closest to June 30th. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year end.

FISCAL 1996                           QUARTER-END DATES
-------------------------------------------------------
1st Quarter                          September 30, 1995
-------------------------------------------------------
2nd Quarter                           December 30, 1995
-------------------------------------------------------
3rd Quarter                              March 30, 1996
-------------------------------------------------------
4th Quarter                               June 29, 1996
-------------------------------------------------------

DIVIDENDS
Schult Homes Corporation initiated dividends on its common shares in the first quarter of fiscal 1993 and intends, circumstances permitting, to pay regular quarterly dividends in the future. Quarterly dividends are normally paid in August, November, February and May of each fiscal year. Dividend payments are considered by the board of directors at their quarterly meetings and declarations of dividends are announced through the news media at the time of declaration.

STOCK MARKET INFORMATION
Schult Homes Corporation common shares are traded on the American Stock Exchange under the symbol SHC. The chart below shows the range of our common share prices for the past two years:

FISCAL 1995                                HIGH CLOSING    LOW CLOSING
1st Quarter                                      15-1/8         12-3/8
----------------------------------------------------------------------
2nd Quarter                                      14-1/4         10-5/8
----------------------------------------------------------------------
3rd Quarter                                      12-7/8          9-3/4
----------------------------------------------------------------------
4th Quarter                                      11-3/4             10
----------------------------------------------------------------------

FISCAL 1994                                HIGH CLOSING    LOW CLOSING
1st Quarter                                      15-1/2         11-1/2
----------------------------------------------------------------------
2nd Quarter                                      15-3/4         13-3/8
----------------------------------------------------------------------
3rd Quarter                                      17-7/8         14-3/4
----------------------------------------------------------------------
4th Quarter                                      15-3/8             13
----------------------------------------------------------------------

OFFICERS AND DIRECTORS

WALTER O. WELLS
Co-Founder of Schult Homes
Director since 1992

WALTER E. WELLS
President -- Chief Executive Officer Director since 1984

FRANCIS M. KENNARD
Senior Vice President -- Product Group
Director since 1984

JOHN P. GUEQUIERRE
President -- Manufactured Housing
Director since 1984

ERVIN L. BONTRAGER
Executive Vice President -- Manufactured Housing

WILLIAM S. REASOR
President -- Modular Housing

JAMES A. JONES
Vice President -- Operations-Modular Housing

FREDERICK A. GREENAWALT
Vice President -- Finance

TODD GOODWIN
Director since 1984
General Partner of Gibbons,
Goodwin van Amerongen, a private
investment banking firm, New York

ROBERT J. DEPUTY
Director since 1989
President of Godfrey Conveyor
Company, Inc., a manufacturer of
recreational boats, Elkhart, Indiana

DONALD R. PLETCHER
Director since 1989
Chairman of the Board of Damon
Corporation, a manufacturer of
recreational vehicles, Elkhart, Indiana

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
303 East Wacker Drive
Chicago, Illinois  60601

GENERAL COUNSEL
Baker & Daniels
301 S. Main St. Suite 307
Elkhart, IN 46516



SCHULT HOMES CORPORATION      [SCHULT LOGO]
P.O. BOX 151
221 U.S. HIGHWAY 20 W.
MIDDLEBURY, IN 46540


SUMMARY OF QUARTERLY RESULTS (UNAUDITED-- $000S, EXCEPT PER SHARE AMOUNTS)

QUARTERS                 FIRST    SECOND     THIRD    FOURTH
------------------------------------------------------------
1995
------------------------------------------------------------
Net sales              $71,908   $70,526   $69,707   $75,796
------------------------------------------------------------
Gross profit            13,324    12,743    12,518    15,362
------------------------------------------------------------
Net income               1,515       747       387     1,726
------------------------------------------------------------
Net earnings per
------------------------------------------------------------
  common share             .40       .20       .10       .46
------------------------------------------------------------


QUARTERS                 FIRST    SECOND     THIRD    FOURTH
------------------------------------------------------------
1994
------------------------------------------------------------
Net sales              $66,130   $60,333   $59,674   $73,479
------------------------------------------------------------
Gross profit            13,393    11,068    10,910    14,913
------------------------------------------------------------
Net income               1,840     1,128       646     2,432
------------------------------------------------------------
Net earnings per
------------------------------------------------------------
  common share             .49       .30       .17       .64
------------------------------------------------------------