Form 10-K/A, Exhibit 13
period 1997-06-28
SCHULT HOMES CORP
filed 1997-10-03
CIK 803349

Fiscal 1997 Highlights

- NET SALES INCREASED 10.0% OVER LAST YEAR TO $347.8 MILLION, A NEW COMPANY RECORD.

- NET INCOME FOR THE YEAR ROSE 35.7% OVER LAST YEAR TO $9.2 MILLION, ALSO A NEW RECORD.

- OPERATING MARGIN AND NET MARGIN INCREASED SIGNIFICANTLY.

- OPERATING INITIATIVES IMPROVED OPERATING EFFICIENCIES THROUGHOUT THE COMPANY.

- NEW PRODUCTS FOR THE MODERATE AND ENTRY LEVEL MARKETS WERE SUCCESSFULLY INTRODUCED.

11 Year Financial Summary
(Dollars in 000's except per share data)


                                         Five-Year    Ten-Year
                                         Compound     Compound                   Fiscal Years
                                        Growth Rate Growth Rate  1997       1996         1995        1994        1993       1992
OPERATING DATA
Net sales                                   15.1%   11.7%   $ 347,769   $ 316,267   $ 287,937   $ 259,616   $ 207,822   $172,037
Gross profit                                15.8%   14.2%   $  72,246   $  64,771   $  53,947   $  50,284   $  39,351   $ 34,737
Operating income                            14.0%   24.8%   $  15,121   $  11,439   $   7,706   $  10,251   $   7,497   $  7,851
Pre-tax income                              16.1%   33.7%   $  15,800   $  11,759   $   7,581   $  10,373   $   7,576   $  7,508
Net income                                  15.5%   27.1%   $   9,191   $   6,772   $   4,375   $   6,046   $   4,317   $  4,464
Number of employees                         11.5%    8.8%       2,563       2,576       2,317       2,149       1,825      1,487
Floor sections                              10.6%    7.7%      16,748      15,349      13,973      13,071      11,505     10,140
Effective tax rate                           0.6%   28.9%       41.8%       42.4%       42.3%       41.7%       43.0%      40.5%

BALANCE SHEET DATA
Total assets                                16.9%   12.3%   $ 100,156   $  89,733   $  75,333   $  67,378   $  56,499   $ 45,849
Property, plant and equipment               17.2%   10.9%   $  44,252   $  36,192   $  34,235   $  32,204   $  25,039   $ 20,052
Long-term debt                             -32.4%  -24.0%   $     555   $     684   $   3,695   $   2,390   $   3,385   $  3,927
Shareholders' equity                        24.0%   25.7%   $  46,790   $  38,109   $  31,961   $  28,358   $  22,708   $ 15,961

PER SHARE DATA*
Net earnings per common share               13.7%   23.3%   $    2.03   $    1.51   $    0.97   $    1.34   $    0.97   $   1.07
Dividends paid                                  -       -   $    0.18   $    0.15   $    0.13   $    0.12   $    0.10          -
Book value                                  21.9%   24.3%   $   10.38   $    8.48   $    7.11   $    6.27   $    5.03   $   3.85
Average shares (000's)                       2.1%    3.2%       4,518       4,492       4,524       4,522       4,454      4,079

PERFORMANCE RATIOS
Gross margin                                                    20.8%       20.5%       18.7%       19.4%       18.9%      20.2%
Operating margin                                                 4.3%        3.6%        2.7%        3.9%        3.6%       4.6%
Net margin                                                       2.6%        2.1%        1.5%        2.3%        2.1%       2.6%
Return on beginning shareholders' equity                        24.1%       21.2%       15.4%       26.6%       27.0%      40.4%
* Restated to reflect 6-for-5 stock split on February 28, 1997.





                                                 1991          1990          1989       1988         1987
OPERATING DATA
Net sales                                   $ 162,011     $ 157,198     $ 125,400   $110,677    $ 115,481
Gross profit                                $  31,636     $  30,059     $  22,233     17,651    $  19,219
Operating income                            $   6,451     $   5,519     $   3,213       (221)   $   1,651
Pre-tax income                              $   5,822     $   4,532     $   2,283       (964)   $     863
Net income                                  $   3,514     $   2,756     $   1,545     (1,048)   $     834
Number of employees                             1,446         1,420         1,280        865        1,104
Floor sections                                  9,830         9,813         8,015      7,165        7,991
Effective tax rate                              39.7%         39.2%         32.3%       (8.7)%        3.3%

BALANCE SHEET DATA
Total assets                                $  43,656     $  43,022     $  42,546   $ 30,822    $  31,346
Property, plant and equipment               $  21,118     $  20,178     $  20,468   $ 13,395    $  15,724
Long-term debt                              $   4,575     $   6,320     $  13,474   $  8,503    $   8,657
Shareholders' equity                        $  11,041     $   7,858     $   5,080   $  3,623    $   4,736

PER SHARE DATA*
Net earnings per common share               $    0.79     $    0.69     $    0.39   $ (0.26)    $    0.25
Dividends paid                                      -             -             -          -            -
Book value                                  $    2.77     $    1.98     $     1.28  $    .92    $    1.18
Average shares (000's)                          3,977         3,972          3,961     3,984        3,310

PERFORMANCE RATIOS
Gross margin                                    19.5%         19.1%          17.7%     15.9%        16.6%
Operating margin                                 4.0%          3.5%           2.6%    (0.2)%         1.4%
Net margin                                       2.2%          1.8%           1.2%    (0.9)%         0.7%
Return on beginning shareholders' equity        44.7%         54.2%          42.6%   (22.1)%       206.5%
* Restated to reflect 6-for-5 stock split on February 28, 1997.

                                                                     EXHIBIT 13

Management's Discussion & Analysis
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General
     On January 24, 1997, the Company's Board of Directors authorized a six-for-five stock split payable February 28, 1997 to shareholders of record as of February 14, 1997. Accordingly, historical per share and stock option data have been restated to give effect to the stock split.

Results of Operations and
Three-Year Review
     Net sales for fiscal 1997 were the highest in the Company's history. Net sales for fiscal 1997 were $347.8 million, which represented an increase of $31.5 million (10.0%) over fiscal 1996. This increase was due to two factors:
1) an increase in total sections sold during fiscal 1997 to 16,748 sections, a 1,399 sections increase (9.1%), which contributed $28.8 million and; 2) a 0.8% increase in the average selling price per section, which added $2.7 million to net sales. Fiscal 1996 sales were $316.3 million, which represented an increase of $28.3 million (9.8%) over fiscal 1995. This increase was due to an increase in total sections sold during fiscal 1996 to 15,349 sections, a 1,376 section (9.8%) increase. Modular home sales accounted for $50.2 million (14.4%) of fiscal 1997 net sales; this compares to $36.9 million (11.7%) of fiscal 1996 net sales and $34.1 million (11.8%) of fiscal 1995 sales.
     Sales of multi-section homes increased, with these units representing 68.1% of the homes sold during fiscal 1997 as compared to 62.7% of the homes sold during fiscal 1996. This increase in multi-section homes primarily came from increased modular units and lower priced "package" homes. Multi-section homes represented 65.3% of the homes sold during fiscal 1995. The decrease in sales of multi-section homes in 1996 compared to 1995 was due to the entry of a single-section product in the Texas market, which was particularly well received. The Company is uncertain whether the increased proportional sales of multi-section homes will continue because it is subject to regional preferences and economic conditions.
     The cost of goods sold was $275.5 million in fiscal 1997, a 9.6% increase over fiscal 1996. The cost of goods sold was $251.5 million in fiscal 1996, a 7.5% increase over fiscal 1995. Gross profit as a percentage of net sales increased to 20.8% in fiscal 1997, compared to 20.5% in fiscal 1996 and 18.7% in fiscal 1995. The increase in the gross profit as a percentage of sales in fiscal year 1997 and 1996 was directly due to decreased material costs as a result of a new centralized purchasing system. This system enabled us to take advantage of quantity discounts on lumber and to take advantage of regional price differences to a greater extent than ever before.
     Selling, general and administrative expenses for fiscal 1997 were $57.2 million, as compared to $53.3 million in fiscal 1996, a 7.1% increase. Selling, general and administrative expenses represented 16.5% of net sales in fiscal 1997, compared to 16.9% in fiscal 1996 and 16.0% in fiscal 1995. Warranty costs decreased as response times have stabilized in fiscal 1997 as compared to fiscal 1996. Due to operating losses of Saturn Housing, LLC the Company established a $2,500,000 allowance for potential loss on the loans to Saturn Housing during fiscal 1997. Fiscal 1996 and fiscal 1995 increases in selling, general and administrative expenses were directly related to increased warranty costs. The Company made a decision in fiscal 1995 to decrease warranty response times.
     Operating income increased $3.7 million to $15.1 million in fiscal 1997, compared

Consolidated Financial Summary

                            Fiscal 1997 vs. Fiscal 1996                Fiscal 1996 vs. Fiscal 1995
                 $Amount    %Sales    $Change   %Change        $Amount     %Sales     $Change      %Change
(Dollars in millions)
Net sales         $347.8    100.0%     $31.5    10.0%          $ 316.3     100.0%     $ 28.3          9.8%
Cost of sales      275.5     79.2       24.0     9.6             251.5      79.5        17.5          7.5
Gross profit        72.2     20.8        7.5    11.5              64.8      20.5        10.8         20.1
SG&A                57.2     16.5        3.9     7.5              53.3      16.9         7.1         15.3
Operating income    15.1      4.3        3.7    32.2              11.4       3.6         3.7         48.4
Pre-tax income      15.8      4.5        4.0    34.4              11.8       3.7         4.2         55.1
Income taxes         6.6      1.9        1.6    32.5               5.0       1.6         1.8         55.6
Net income           9.2      2.6        2.4    35.7               6.8       2.1         2.4         54.8

to $11.4 million in fiscal 1996 and $7.7 million in fiscal 1995. Operating income as a percentage of net sales was 4.3% for fiscal 1997 compared to 3.6% in fiscal 1996 and 2.7% in fiscal 1995.
     Pre-tax income for fiscal 1997 was $15.8 million compared to $11.8 million in fiscal 1996 and $7.6 million in fiscal 1995. Net income for fiscal 1997 was $9.2 million or $2.03 per common share, compared to $6.8 million or $1.51 per common share for fiscal 1996, and $4.4 million or $0.97 per common share for fiscal 1995.

Balance Sheet Review
     As of the end of fiscal 1997, current assets increased to $50.6 million from $49.1 million a year earlier, a 3.0% increase. This $1.5 million increase in current assets was primarily due to increases in inventories, related to our sales growth. Current liabilities were up $1.7 million (3.6%) to $49.9 million from $48.2 million a year earlier, primarily due to a $3.5 million increase in accrued liabilities which is related to our sales growth.
     Long-term debt at the end of fiscal 1997 was $0.6 million, down $129,000 from the prior year, as a result of debt repayments.
     Fiscal 1997 capital expenditures, net of retirements, totaled $12.0 million compared to $5.4 million in fiscal 1996 and $5.1 million in fiscal 1995. The Company spent $5.2 million in fiscal 1997 on a second manufacturing line in Buckeye, AZ. Production on this line will begin in the first quarter of fiscal 1998. Fiscal 1996 and fiscal 1995 capital expenditures mainly related to our continued equipment replacement and improvement program.
     Shareholders' equity totaled $46.8 million, or $10.38 per common share, at the end of fiscal 1997 compared to $38.1 million, or $8.48 per common share, at the end of fiscal 1996.

Outlook and Risk Factors
     The outlook for Schult Homes remains strong. Industry shipments during 1996 were up by 7.0% following a 12% increase in 1995 and a 20% increase in 1994, according to statistics published by the Manufactured Housing Institute. The Manufactured Housing Institute also reported that industry shipments during the first six months of 1997 were down by 2.9%. Management is unsure whether this trend of decreased industry shipments will continue.
     To meet customer demand, we began an expansion program in 1997. An additional manufacturing line and is near completion in Buckeye, AZ and when mature will add approximately $32 million of production capability. Also, construction has begun in Etna Green, IN to add an additional manufacturing line, and when mature this line will also add $32 million to our production capacity. Before the above mentioned expansions, annual sales capacity stood at approximately $412 million, which is 18% greater than the $347.8 million sales level achieved in fiscal 1997.
     Management's outlook assumes only modest changes in interest rates and growth of the U.S. economy. Although dealers' orders can be canceled before production begins without penalty, and unfilled orders are not necessarily an indication of future business, the Company's backlog of orders for manufactured homes was approximately $39.1 million as of August 23, 1997, compared to approximately $49.5 million, a 21.0% decrease from one year earlier. This backlog represents approximately 5 weeks of production time.
     For the long-term, industry growth will be affected by, among other factors, the availability and cost of financing, the relative cost of manufactured housing versus other forms of housing, including rental housing, general economic trends and changes in demographics including new household formations and the number of Americans on fixed incomes. While the Company believes that long-term demand for affordable manufactured housing will continue to grow due to favorable demographic trends and financing factors, changes in regional markets and weather conditions and the U.S. economy as a whole will continue to affect overall housing industry cycles.
     Forward looking statements are made, based upon factors known to us now. We do not intend to update statements made in this report.

Liquidity and Capital Resources
     As of the end of fiscal 1997, the Company had working capital of $0.7 million as compared to $0.9 million at the end of fiscal 1996 and $1.8 million at the end of fiscal 1995. The Company has a bank commitment for an unsecured credit facility which provides for both revolving and term loans at the Company's option. The facility permits borrowings of up to an aggregate of the lower of $15.0 million, or a borrowing base computed by applying certain factors to the value of the Company's receivables and inventories. As of the end of fiscal 1997, the Company had no borrowings under the bank commitment.
     Management believes that cash flow from operations, combined with funds under its unsecured credit facility, will be adequate to support its general operations, capital expenditure needs, required debt amortization, and the payment of a regular quarterly dividend.
     Management expects to continue to make regular quarterly dividend payments. However, the payment of future cash dividends will depend upon the Company's financial condition, capital requirements, results of operations and other factors deemed relevant by the Company.
     The Company's preliminary fiscal 1998 capital expenditures are estimated at $15.8 million, comprised of $6.5 million for the completion of the expansion project at Buckeye, Arizona and the expansion at Etna Green, Indiana, $7.5 million in normal equipment replacements and improvements, and $1.8 million for a vehicle replacement program. In fiscal 1998, depreciation is expected to be approximately $4.7 million. We expect to fund our capital expenditures through normal operating profit.

Consolidated Balance Sheets
SCHULT HOMES CORPORATION AND SUBSIDIARIES
(At end of fiscal years June 1997 and 1996)




ASSETS                                                               1997                  1996
                                                             ------------           -----------
Cash                                                           $4,735,000            $9,033,000
Accounts receivable, net                                       18,304,000            18,338,000
Inventories                                                    20,558,000            16,315,000
Deferred income taxes                                           6,985,000             5,424,000
                                                             ------------           -----------
    Total current assets                                       50,582,000            49,110,000

Property, plant and equipment                                  44,252,000            36,192,000
Loans receivable from Saturn Housing, LLC                       2,691,000             2,634,000
Other assets                                                    2,631,000             1,797,000
                                                             ------------           -----------
    Total assets                                             $100,156,000           $89,733,000
                                                             ============           ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Trade accounts payable                                        $17,427,000           $18,628,000
Accrued liabilities                                            32,369,000            28,851,000
Current portion of long-term debt                                 131,000               710,000
                                                             ------------           -----------
    Total current liabilities                                  49,927,000            48,189,000

Deferred income taxes                                           2,884,000             2,751,000
Long-term debt                                                    555,000               684,000
                                                             ------------           -----------
    Total liabilities                                          53,366,000            51,624,000

Shareholders' equity:
 Common shares, no par value 10,000,000 shares
  authorized, 4,505,741 and 4,492,422 shares issued
  and outstanding, respectively                                 8,238,000             7,921,000
 Retained earnings                                             38,552,000            30,188,000
                                                             ------------           -----------
    Total shareholders' equity                                 46,790,000            38,109,000

Contingencies
    Total liabilities and shareholders' equity               $100,156,000           $89,733,000
                                                             ============           ===========




         See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations
SHULT HOMES COPRORATION AND SUBSIDIARIES
(Fiscal years ended June 1997, 1996 and 1995)


                                                              1997               1996              1995
                                                      ------------       ------------       ------------
Net sales                                             $347,769,000       $316,267,000       $287,937,000
Cost of goods sold                                     275,523,000        251,496,000        233,990,000
                                                      ------------       ------------       ------------
  Gross profit                                          72,246,000         64,771,000         53,947,000


Selling, general and administrative expenses            57,125,000         53,332,000         46,241,000
                                                      ------------       ------------       ------------
  Operating income                                      15,121,000         11,439,000          7,706,000

Interest income                                            730,000            428,000             12,000
Other income                                                55,000             45,000             58,000
Interest expense                                          (106,000)          (153,000)          (195,000)
                                                      ------------       ------------       ------------
  Income before income taxes                            15,800,000         11,759,000          7,581,000

Income taxes:
  Federal                                                4,976,000          3,915,000          2,358,000
  State                                                  1,633,000          1,072,000            848,000
                                                      ------------       ------------       ------------
                                                         6,609,000          4,987,000          3,206,000
                                                      ------------       ------------       ------------
  Net income                                          $  9,191,000       $  6,772,000       $  4,375,000
                                                      ============        ===========       ============

Net earnings per common share                         $       2.03       $       1.51       $       0.97
                                                      ============        ===========       ============

Average shares outstanding                               4,517,575          4,491,566          4,524,095
                                                      ============        ===========       ============









         See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
SCHULT HOMES CORPORATION AND SUBSIDIARIES
(Fiscal years ended June 1997, 1996 and 1995)


                                                                    1997            1996             1995
                                                               ------------     ------------     ------------
     Cash flows from operating activities:
       Net income                                              $  9,191,000     $   6,772,000    $   4,375,000
       Adjustments to reconcile net income to net cash
         provided by operating activities:
           Depreciation of plant and equipment                    3,958,000        3,427,000        3,037,000
          Change in deferred income taxes                        (1,428,000)      (1,095,000)        (791,000)
          Changes in assets and liabilities:
          (Increase) decrease in accounts receivable                 34,000       (4,184,000)        (437,000)
          (Increase) in inventories                              (4,243,000)      (1,220,000)      (1,398,000)
          Increase in allowance for loans
            receivable from Saturn Housing, LLC                   2,500,000                -                -
          (Increase) decrease in other assets                      (834,000)          269,000         367,000
          Increase (decrease) in trade accounts payable          (1,201,000)        3,964,000       1,051,000
          Increase in accrued liabilities                         3,518,000         7,874,000       1,720,000
                                                               ------------     -------------    ------------
            Total adjustments                                     2,304,000         9,035,000       3,549,000
                                                               ------------      ------------    ------------
     Net cash provided by operating activities                   11,495,000        15,807,000       7,924,000

     Cash flows from investing activities:
       Capital expenditures, net of retirements                 (12,018,000)       (5,384,000)     (5,068,000)
       Loans to Saturn Housing, LLC                              (2,557,000)       (2,020,000)       (614,000)
                                                               ------------      ------------    ------------
     Net cash used in investing activities                      (14,575,000)       (7,404,000)     (5,682,000)

     Cash flows from financing activities:
       Net borrowings (repayments) under line-of-credit                   -        (2,300,000)      2,300,000
       Repayment of long-term debt                                 (708,000)       (1,001,000)       (989,000)
       Dividends declared to common shareholders                   (827,000)         (672,000)       (603,000)
       Payment for repurchased shares                                     -          (165,000)       (485,000)
       Proceeds from issuance of common shares                       317,000          202,000         327,000
                                                               -------------    -------------    ------------
     Net cash provided by (used in) financing activities          (1,218,000)      (3,936,000)        550,000

     Net increase (decrease) in cash                              (4,298,000)       4,467,000       2,792,000
     Cash at beginning of year                                     9,033,000        4,566,000       1,774,000
                                                               -------------    -------------    ------------
     Cash at end of year                                       $   4,735,000    $   9,033,000    $  4,566,000
                                                               =============    =============    ============
     Supplemental disclosures of cash flow information:
       Cash paid during the year for:
         Interest (net of amount capitalized)                  $      67,000    $    212,000     $    138,000
         Income taxes (net of refunds)                             8,222,000       4,623,000        4,468,000

         See accompanying notes to consolidated financial statements.

Consolidated Statements Of Shareholders' Equity
SCHULT HOMES CORPORATION AND SUBSIDIARIES
(Fiscal years ended June 1997, 1996 and 1995)


                                                       Number of                         Retained
                                                          Shares          Amount         Earnings           Total
                                                       ----------------------------------------------------------
Balance, end of fiscal year 1994                       4,521,139    $  8,042,000    $  20,316,000     $28,358,000

Net proceeds from issuance of common shares               28,099         327,000               --         327,000
Payment for repurchased shares                           (54,000)       (485,000)              --        (485,000)
Cash dividends declared ($.13 per share)                      --              --         (603,000)       (603,000)
Net income                                                    --              --        4,375,000       4,375,000
                                                       ----------------------------------------------------------
Balance, end of fiscal year 1995                       4,495,238       7,884,000    $  24,088,000     $31,972,000

Net proceeds from issuance of common shares               15,184         202,000               --         202,000
Payment for repurchased shares                           (18,000)       (165,000)              --        (165,000)
Cash dividends declared ($.15 per share)                      --              --         (672,000)       (672,000)
Net income                                                    --              --        6,772,000       6,772,000
                                                       ----------------------------------------------------------
Balance, end of fiscal year 1996                       4,492,422    $  7,921,000    $  30,188,000     $38,109,000

Net proceeds from issuance of common shares               13,319         317,000               --         317,000
Cash dividends declared ($.18 per share)                      --              --         (827,000)       (827,000)
Net income                                                    --              --        9,191,000       9,191,000
                                                       ----------------------------------------------------------
Balance, end of fiscal year 1997                       4,505,741    $  8,238,000    $  38,552,000     $46,790,000
                                                       ==========================================================








         See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
SCHULT HOMES CORPORATION AND SUBSIDIARIES



(1)  Summary of Significant Accounting Policies

(a)  Description of Business
Schult Homes Corporation (the Company) is engaged in the production and sale of manufactured and modular homes. The Company operates manufacturing facilities in Indiana, Pennsylvania, Minnesota, Texas, Oregon, Kansas and Arizona. Most of the Company's customers/dealers are located close to its production facilities. No single customer/dealer accounted for more than 6% of the Company's sales in fiscal years 1997, 1996 and 1995 and no account receivable from any customer/dealer exceeded 6% of total common shareholders' equity at the end of fiscal year 1997. The unplanned loss of any of these customers/dealers would not have any materially adverse effect on the Company.
     Supplies are purchased from a variety of domestic and foreign sources. The unplanned loss of any of these sources of supply would not have any materially adverse effect on the Company.

(b)  Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

(c)  Fiscal Year
The Company's fiscal year ends on the Saturday nearest June 30, or June 28, 1997, June 29, 1996 and July 1, 1995.

(d)  Principles of Consolidation
The consolidated financial statements include the financial statements of Schult Homes Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(e)  Inventories
All components of inventory are valued at cost which is not in excess of net realizable value. The cost of inventory is calculated using the first-in, first-out (FIFO) method.

(f)  Property, Plant and Equipment
Property, plant and equipment is stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets on the straight-line basis for financial reporting purposes.

(g)  Loans Receivable from Saturn Housing, LLC
Loans receivable from Saturn Housing, LLC bear interest at prime lending rate plus 1 1/2 percent per annum. A group of manufactured home dealers established Saturn Housing in Texas for the purpose of producing moderately priced homes. Saturn Housing, LLC has incurred operating losses and, in fiscal 1997, the Company determined that it is appropriate to established an allowance for potential loss on the loan. At the end of fiscal 1997, this allowance was $2,500,000.

(h)  401(k) Retirement Plan
The Company has a defined contribution 401(k) retirement plan for all eligible employees. Company contributions are based on employee earnings and are funded as accrued. Amounts contributed to the plan and charged to expense were $1,307,000, $1,017,000 and $1,181,000 in fiscal 1997, 1996 and 1995, respectively. Eligible employees can also make tax-deferred contributions to the plan.

(i)  Warranty Obligations
Estimated warranty costs are accrued at the time of sale.

(j)  Revenue Recognition
Revenue is recognized when title is transferred upon shipment. Accounts receivable are presented net of an allowance for doubtful accounts of $112,000 and $65,000 at the end of fiscal 1997 and 1996, respectively.

(k)  Net Earnings Per Common Share
Net earnings per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the year. Net earnings per common share have been restated to reflect the Company's six-for-five stock split on February 28, 1997.

(l)  Income Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)  Interest Costs
The Company capitalizes interest incurred during periods of construction as a component of the cost of the constructed asset. Interest costs capitalized during fiscal year 1995 amount to $130,000. There was no interest capitalized during fiscal years 1997 and 1996.

(n)  Fair Value of Financial Instruments
The Company's financial instruments are cash, accounts receivable, loans to Saturn Housing LLC, trade accounts payable, accrued liabilities, and the current and noncurrent portions of long-term debt. The carrying values of these financial instruments do not differ materially from their fair values, because of the short-term nature of the financial instruments and the relative insignificance of the noncurrent portion of long-term debt. It was not practical to estimate the fair value of the loans to Saturn Housing, LLC. The carrying value of these loans, net of the allowance for potential loss, approximated the value of the underlying loan collateral.

(2)  Inventories
The components of inventories at the end of fiscal years 1997 and 1996 are as follows:

                                  1997           1996
---------------------------------------------------------
Raw materials                 $16,195,000     $12,524,000
---------------------------------------------------------
Work in process                 2,308,000       2,247,000
---------------------------------------------------------
Finished goods                  2,055,000       1,544,000
                              -----------     -----------
---------------------------------------------------------
  Total                       $20,558,000     $16,315,000
                              ===========     ===========
---------------------------------------------------------

(3)  Property, Plant and Equipment
Property, plant and equipment at the end of fiscal years 1997 and 1996 are summarized as follows:

                                  1997           1996
---------------------------------------------------------
Land                          $ 2,617,000     $ 1,960,000
---------------------------------------------------------
Land improvements               4,493,000       3,960,000
---------------------------------------------------------
Buildings                      31,388,000      29,885,000
---------------------------------------------------------
Machinery and equipment        20,152,000      17,392,000
---------------------------------------------------------
Trucks and automobiles          4,748,000       3,576,000
---------------------------------------------------------
Construction in process         5,379,000               -
                              -----------     -----------
---------------------------------------------------------
                               68,777,000      56,773,000
---------------------------------------------------------
Less accumulated depreciation  24,525,000      20,581,000
                              -----------     -----------
---------------------------------------------------------
                              $44,252,000     $36,192,000
                              ===========     ===========
---------------------------------------------------------

(4)  Accrued Liabilities
Accrued liabilities at the end of fiscal years 1997 and 1996 are as follows:

                                  1997           1996
---------------------------------------------------------
Dealer incentives             $ 8,009,000     $ 7,131,000
---------------------------------------------------------
Warranty costs                  5,700,000       5,060,000
---------------------------------------------------------
Payroll                         7,732,000       6,919,000
---------------------------------------------------------
Workers' compensation           2,931,000       2,440,000
---------------------------------------------------------
Income taxes                    2,208,000       2,393,000
---------------------------------------------------------
Other                           5,789,000       4,908,000
                              -----------     -----------
---------------------------------------------------------
                              $32,369,000     $28,851,000
                              ===========     ===========
---------------------------------------------------------

(5)  Long-term Debt
Long-term debt at the end of fiscal years 1997 and 1996 is summarized as follows:

                                  1997           1996
---------------------------------------------------------
Other debt                    $   686,000     $ 1,394,000
                              -----------     -----------
---------------------------------------------------------
                                  686,000       1,394,000
---------------------------------------------------------
Less current portion of
  long-term debt                  131,000         710,000
                              -----------     -----------
---------------------------------------------------------
                              $   555,000     $   684,000
                              ===========     ===========
---------------------------------------------------------

Aggregate principal payments on long-term debt are due as follows:


Fiscal Year                                       Amount
1999                                              119,000
---------------------------------------------------------
2000                                              114,000
---------------------------------------------------------
2001                                              116,000
---------------------------------------------------------
2002                                              118,000
---------------------------------------------------------
Thereafter                                         88,000
                                                 --------
---------------------------------------------------------
                                                 $555,000
                                                 ========
---------------------------------------------------------

The Company has a bank commitment for an unsecured credit facility expiring January 1, 2000 which provides for both revolving and term loans at the Company's option. The facility permits aggregate borrowings of up to the lower of $15,000,000 or a borrowing base computed by applying certain factors to the value of the Company's receivables and inventories. Revolving loans bear interest at the bank's prime lending rate or, at the Company's option, certain alternative rates. Interest on term loans is fixed at the time of borrowing at the bank's posted rates then in effect. The Company pays a fee of 3/8 of one percent per annum on the unused portion of the commitment. The commitment also provides for the issuance of up to $4,000,000 in standby letters of credit.

(6)  Income Taxes
Income tax expense (deferred benefit) is summarized as follows for fiscal years 1997, 1996 and 1995:

                        1997         1996        1995
---------------------------------------------------------
Federal:
---------------------------------------------------------
  Current            $6,060,000   $ 4,778,000  $2,911,000
---------------------------------------------------------
  Deferred           (1,084,000)     (863,000)   (553,000)
                     ----------   -----------  ----------
---------------------------------------------------------
   Total Federal
---------------------------------------------------------
     income taxes     4,976,000     3,915,000   2,358,000
---------------------------------------------------------
State:
---------------------------------------------------------
  Current             1,977,000     1,304,000   1,085,000
---------------------------------------------------------
  Deferred             (344,000)     (232,000)   (237,000)
                     ----------   -----------  ----------
---------------------------------------------------------
   Total state
---------------------------------------------------------
     income taxes     1,633,000     1,072,000     848,000
                     ----------   -----------  ----------
---------------------------------------------------------
Total income taxes   $6,609,000    $4,987,000  $3,206,000
                     ==========   ===========  ==========
---------------------------------------------------------

The significant components of deferred income tax expense (benefit) are summarized as follows for fiscal years 1997, 1996 and 1995:

                        1997         1996        1995
---------------------------------------------------------
Depreciation         $ 78,000   $   43,000     $  194,000
---------------------------------------------------------
Accrued expenses     (590,000)  (1,391,000)    (1,094,000)
---------------------------------------------------------
Inventories           (66,000)     (25,000)       (12,000)
---------------------------------------------------------
Valuation allowance on
---------------------------------------------------------
  loans receivable (1,125,000)           -              -
---------------------------------------------------------
Other, net            275,000      278,000        122,000
                  -----------  -----------      ---------
---------------------------------------------------------
                  $(1,428,000) $(1,095,000)     $(790,000)
                  ===========  ===========      =========
---------------------------------------------------------

The differences between the U.S. Federal statutory tax rate of 34% and the effective tax rates of 41.8%, 42.4%, and 42.3% for fiscal years 1997, 1996 and 1995 result from the following:

                        1997         1996        1995
---------------------------------------------------------
U.S. Federal
---------------------------------------------------------
  statutory tax rate.   35.0%         34.0%          34.0%
---------------------------------------------------------
Increase in taxes resulting from:
---------------------------------------------------------
  State income taxes, net of
---------------------------------------------------------
    Federal benefit      6.5           6.5            7.1
---------------------------------------------------------
Other, net               0.3           1.9            1.2
                        ----          ----           ----
---------------------------------------------------------
                        41.8%         42.4%          42.3%
                        ====          ====           ====
---------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at the end of fiscal years 1997 and 1996 are presented below:


                                             1997                 1996
----------------------------------------------------------------------
   Deferred tax assets:
    Accrued expenses                   $6,089,000           $5,534,000
    Inventories                           322,000              333,000
    Valuation allowance on
      loans receivable                  1,125,000                    -
    Other                                  91,000               71,000
                                       ----------            ---------
    Total gross deferred tax assets     7,627,000            5,938,000
   Less: Valuation allowance                   -                    -
                                       ----------            ---------
    Subtotal                            7,627,000            5,938,000
                                       ==========            =========
   Deferred tax liabilities:
    Property, plant and equipment,
     principally due to differences
     in depreciation                    3,138,000           (2,998,000)
   Other                                 (388,000)            (268,000)
                                       ----------           ----------
    Total gross deferred tax
     liabilities                       (3,526,000)          (3,266,000)
                                       ----------           ----------
    Net deferred tax asset             $4,101,000           $2,672,000
                                       ==========           ==========


Management has determined, based on the Company's history of operating earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to realize fully the deferred tax assets.

(7) Repurchase Agreements and Credit Risk
As is customary in the manufactured housing industry, the Company is contingently liable under the terms of repurchase agreements with financial institutions providing inventory financing for dealers of the Company's homes as of the end of fiscal year 1997. The contingent liability under these agreements approximates the amount financed, reduced by the resale value of any homes which may be repurchased, and the risk of loss is spread over numerous dealers and financial institutions. Losses under these agreements have not been significant in the recent past.

(8) Contingencies
There are a number of claims and pending legal proceedings against the Company with respect to certain matters including product liability, warranties, workers' compensation, and other matters arising in the ordinary conduct of the business. The ultimate outcome of these claims and proceedings is not presently determinable. But, in the opinion of management, anticipated costs are adequately covered by insurance or accruals, or will not materially affect the financial position or results of operations of the Company.

(9) Employee Stock Plans
The Company has an employee share purchase plan under which anyone who has been a full-time employee for at least one year may purchase certain amounts of common shares at current market price. As of the end of fiscal 1997, 120,000 common shares has been reserved, of which 1,616 shares and 1,585 shares were issued in fiscal years 1997 and 1996, respectively.
     The Company's Share Incentive Plan grants certain management personnel options to purchase common shares. As of the end of fiscal 1997, an aggregate of 360,000 common shares had been reserved for the plan and options to purchase 96,000 and 45,600 common shares had been granted at exercise prices of $12.71 and $19.75 per share, respectively. 4,800 options at $12.71 per share had been terminated. No options related to this plan have been exercised as of the end of fiscal 1997.
     The Company has adopted the disclosure-only provision of SFAS No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Share Incentive Plan. Had compensation cost for the Share Incentive Plan been determined based on the fair value at the grant date for awards in fiscal 1997 and 1996 consistent with the provisions of SFAS No. 123, the resulting reduction in the Company's net income and earnings per share would not have been significant.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997 and 1996, respectively: dividend yield of 1.3% for both years, expected volatility of 37% and 27%, risk free interest rates of 6.58% and 5.75%, and expected lives of 9 years.
     The weighted average fair value of stock options granted for fiscal years 1997 and 1996 calculated using the Black-Scholes option-pricing model, was $10.03 and $5.64, respectively.


Report of Independent Auditors


The Board of Directors and Shareholders--Schult Homes Corporation:

We have audited the accompanying consolidated balance sheets of Schult Homes Corporation and Subsidiaries as of the end of fiscal years 1997 and 1996, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the fiscal years 1997, 1996 and 1995. These consolidated financial statements are the responsibility of Schult Homes Corporation management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schult Homes Corporation and Subsidiaries as of the end of fiscal years 1997 and 1996, and the results of their operations and their cash flows for each of the fiscal years 1997, 1996 and 1995 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Chicago, Illinois
August 8, 1997

Annual Meeting
Our annual meeting of shareholders will be held at 1:30 p.m. (EST) on Thurs., Oct. 23, 1997 at the Das Dutchmen Essenhaus, 240 U.S. 20 W., Middlebury, Indiana.

Transfer Agent and Register
Harris Trust & Savings
600 Superior Ave. E., Suite 600
Cleveland, OH 44114-2650

10-K Offer
Shareholders who wish to obtain a free copy of our Annual Report to the Securities and Exchange Commission on Form 10-K may do so by writing to:
Frederick A. Greenawalt, Vice President of Finance, P.O. Box 550, Elkhart, IN 46515, (219) 294-3574.

Quarterly Calendar
Schult Homes operates on a fiscal year ending on the Saturday closest to June 30th. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year end.


                        Fiscal 1998     Quarter-End Dates
                        ----------------------------------
                        1st Quarter     September 27, 1997
                        2nd Quarter     December 27, 1997
                        3rd Quarter     March 28, 1998
                        4th Quarter     June 27, 1998


Dividends
Quarterly dividends are normally paid in September, November, February and May of each fiscal year. Dividend payments are considered by the board of directors at their quarterly meetings and declarations of dividends are announced through the news media at the time of declaration.

Stock Market Information
Schult Homes Corporation common shares are traded on the American Stock Exchange under the symbol SHC. The chart below shows the range of our common share prices for the past two years: (Restated to reflect 6-for-5 stock split on February 28, 1997.)



          Fiscal 1996          High             Low
          -----------         -------         -------
          1st Quarter         12-3/16        9-1/16
          2nd Quarter         14-3/16        11-11/16
          3rd Quarter         15-3/16        12-13/16
          4th Quarter         17-3/16        13-7/16

          Fiscal 1997
          -----------
          1st Quarter         17-3/8         13-5/16
          2nd Quarter         20-15/16       16-3/4
          3rd Quarter         19-1/2         16-1/8
          4th Quarter         18-1/2         15-1/2




Summary of Quarterly Results (unaudited - $000s, except per share amounts)

          Quarters          First        Second        Third       Fourth
          ----------------------------------------------------------------
          1996
          Net sales         $80,482      $73,295      $71,656      $90,834
          Gross profit       16,420       14,351       14,357       19,643
          Net income          1,885        1,168          829        2,890
          Net earnings per
           common share         .42          .26          .19          .64



          Quarters          First        Second      Third       Fourth
          ----------------------------------------------------------------
          1997
          Net sales         $93,027      $85,640     $75,109       $93,993
          Gross profit       20,517       17,443      14,834        19,452
          Net income          3,198        1,766       1,004         3,223

          Net earnings per
           common share         .71          .39         .22           .71
